The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to rule 424(b)(5)
Registration Statement 333-112901
Subject to completion, dated November 8, 2005
Preliminary prospectus supplement
(to prospectus dated December 15, 2004)
3,000,000 shares
Common stock
Digene Corporation is selling 2,000,000 shares of common stock, and the selling stockholder, Armonk Partners, is selling an additional 1,000,000 shares. We will not receive any proceeds from the sale of shares by the selling stockholder.
Our common stock is traded on the NASDAQ National Market under the symbol DIGE. On November 7, 2005, the last reported sale price for our common stock was $30.17 per share.

	Per share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Digene Corporation, before expenses	$	$
Proceeds to selling stockholder, before expenses	$	$

Digene Corporation and the selling stockholder have granted the underwriters an option for a period of 30 days to purchase an aggregate of up to 450,000 additional shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.
Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page S-9 of this prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to investors on                     , 2005.

JPMorgan	Thomas Weisel Partners LLC

Sole Book-Running Manager	Joint Lead Manager

Goldman, Sachs & Co.	SG Cowen & Co.
                    , 2005

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the applicable document or that any information we have incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.
No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus supplement or the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement or the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement or the accompanying prospectus applicable to that jurisdiction.

Summary
This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk factors” section contained in this prospectus supplement and our consolidated financial statements and the related notes and the other documents that we have filed with the Securities and Exchange
Commission and incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. As used herein, “fiscal” years refer to years ended June 30.
Our company
We develop, manufacture and market our proprietary gene-based diagnostic tests for the screening, monitoring and diagnosis of human diseases. Our primary focus is in women’s cancers and infectious diseases. We have applied our proprietary Hybrid Capture® technology to develop a successful diagnostic test for human papillomavirus (HPV), which is the primary cause of cervical cancer and is found in over 99% of all cervical cancer cases. We have created, and are continuing to expand, the worldwide market for HPV testing.
Our patented Hybrid Capture platform has been optimized for high-throughput, cost-effective cervical cancer screening and other gynecologic applications. Hybrid Capture is a signal amplification technology that combines the convenience of a direct probe test with the sensitivity of an amplification test, requiring minimal sample preparation while providing reproducible, objective test results.
Our HPV testing products, which are the only Food and Drug Administration (FDA)-approved tests for the detection of HPV, are each a reproducible, objective test for the primary cause of cervical cancer. Our HPV testing products are not limited by the subjective nature or visual limitations of cytology and can be used by physicians to assess the risk of developing cervical cancer.
On March 31, 2003, the FDA approved the use of our hc2 High-Risk HPV DNA® Test as a primary adjunctive cervical cancer screening test to be performed in conjunction with the Pap test for women age 30 and older and used as an aid in cervical cancer screening programs to assess patient risk of developing disease caused by high-risk HPV infection. We market this high-risk HPV test under a number of product names in the United States and abroad, including the DNAwithPaptm, the DNAPaptm and The Digene® HPV Test. All references in this prospectus supplement using these product names refer to our hc2 High-Risk HPV DNA Test. The Digene HPV Test and the hc2 HPV Test are both also FDA-approved as a follow-up to an equivocal Pap test result for women, independent of age.
In addition to our HPV test products, our diagnostic test product portfolio includes gene-based tests for the detection of chlamydia, gonorrhea, cytomegalovirus and hepatitis B virus. We also develop and sell to clinical laboratories the equipment, instrumentation and accessories used to perform clinical specimen testing with our diagnostic tests, including the Rapid Capture® System. The Rapid Capture System is an automated processing system that enables the diagnostic analysis of over 350 tests in a single six and one-half hour laboratory shift. In 2001, we received FDA clearance for use of the Rapid Capture System with our diagnostic tests for chlamydia and gonorrhea, and in May 2004, we received FDA approval for use of the Rapid Capture System for HPV testing.
In the United States we have focused our commercial efforts to establish The Digene HPV Test as the primary screen for cervical disease in conjunction with the Pap test for women age 30 and older. As part of this effort, we recently launched our direct-to-consumer (DTC) advertising campaign in selected cities. Internationally, we are working to establish the Digene HPV Test, also marketed under the name DNAPap, as the primary screen for cervical disease in conjunction with and independent of the Pap test.
Our revenues have grown from $23.0 million in fiscal 2000 to $115.1 million in fiscal 2005. For the most recent quarter ended September 31, 2005, we recorded revenues of $33.4 million, a gross margin of 85% and net income of $1.3 million.
Our products
We believe the higher clinical sensitivity and negative predictive value (the measure of how often a negative test result correctly identifies the absence of disease) of our diagnostic tests may reduce the overall patient management costs and eliminate costs associated with late diagnosis of disease, equivocal test results and false negative diagnoses. This potential for cost reduction arises because the higher accuracy reduces the need for follow-up exams, allows healthcare resources to focus on patients who have, or are at an increased risk of developing, disease and minimizes the expenditure of resources on those patients at least risk. In addition, the relatively straight-forward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs. The following table describes the diagnostic test kit products and principal instrumentation we market and sell.

Product	Infection	Market	Marketed since

Digene HPV Test (hc 2 High-Risk HPV DNA Test)(1)(2)	HPV	Worldwide, primarily U.S., Europe and Asia/Pacific	2000 in U.S. 2003 in Europe
hc 2 HPV Test(3)	HPV	Worldwide, primarily Europe, Canada, Asia/Pacific and Latin/South America	1995

hc 2 CT Test	Chlamydia	Worldwide, primarily U.S., Europe, Japan, South America and Canada	1998 in Europe 1999 in U.S.

hc 2 GC Test	Gonorrhea	Worldwide, primarily U.S., Europe, Japan, South America and Canada	1999

hc 2 CT/ GC Test	Chlamydia and Gonorrhea from same sample	Worldwide, primarily U.S., Europe, Japan, South America and Canada	1999 in Europe 2000 in U.S.

hc 1 CMV Test	Cytomegalovirus	U.S., Asia/Pacific(4)	1998

hc 2 HBV Test	Hepatitis B virus	Asia, primarily Korea; U.S.(4)	1995

Instrumentation and Accessories

Product	Infection	Market	Marketed since

Rapid Capture System	HPV, Chlamydia and Gonorrhea	U.S.	2004 in U.S. 2005 in Europe

Hybrid Capture Microplate System	All hc 2 assay targets	Worldwide	1995

(1)	Detects high-risk HPV types only.

(2)	In the United States this test has been marketed as the DNAwithPap Test since June 2003. Outside of the United States, this test is marketed under the name DNAPap and in this prospectus supplement when we refer to The Digene HPV Test we also mean the DNAPap Test.

(3)	Detects high-risk and low-risk HPV types.

(4)	In December 2003 we ceased all marketing and sales in Europe and Canada of our diagnostic test products for cytomegalovirus and Hepatitis B virus, and in June 2005 we ceased sales of the hc2 HBV Test in the United States.
Importance of HPV testing in cervical cancer screening
In 1999, the Journal of Pathology reported that HPV, a sexually transmitted virus, is the primary cause of cervical cancer and that 99.7% of cervical cancers contain cancer-causing HPV. Persistent infection with cancer-causing HPV types is a necessary precursor to virtually all cervical cancer. A positive HPV test result is more meaningful with increasing age because HPV infection is more likely to be persistent in more mature women. Clinical studies have shown that approximately 20% of women age 30 and older with cancer-causing HPV have high-grade cervical disease. Additionally, women age 30 and older with persistent HPV infection and who do not have cervical disease are at significant risk of developing cervical disease in the future.
The Digene HPV Test contains the thirteen most significant cancer-causing HPV types (types 16, 18, 31, 33, 35, 39, 45, 51, 52, 56, 58, 59 and 68). HPV testing using The Digene HPV Test can be performed from a clinical specimen collected using our proprietary medium or Cytyc Corporation’s PreservCyt® liquid-based cytology medium.
In July 2003, the American College of Obstetricians and Gynecologists (ACOG) published recommendations for cervical cancer screening that include the use of an FDA-approved high-risk HPV DNA test for women age 30 and older. The Digene HPV Test is the only FDA-approved high-risk HPV DNA test. In April 2005, ACOG issued a “Level A” designation – ACOG’s highest level of recognition – that HPV testing together with a Pap test is more sensitive than cytology alone.
We believe The Digene HPV Test, when used in conjunction with the Pap test for women age 30 and over, or as a follow-up to an equivocal Pap test for all women independent of age, enhances cervical cancer screening by overcoming the shortcomings of the Pap test alone. The Digene HPV Test:

•	demonstrates increased clinical sensitivity for high-grade cervical disease, reducing false negative diagnoses and increasing the number of women correctly diagnosed with disease;

•	detects the presence of the cancer-causing types of HPV and allows the clinician to identify women who, despite no overt signs of cervical disease, are at higher risk for developing cervical disease or cervical cancer in the future;

•	is a reproducible and objective test method that reduces or eliminates the subjectivity inherent with Pap testing; and

•	may reduce costs associated with cervical cancer screening by more accurately identifying women with cervical disease, or those who are at increased risk for cervical disease, permitting healthcare professionals to more accurately direct diagnostic screening and follow-up medical intervention.

Our markets
We believe the potential HPV testing market in the United States is approximately 35 million tests conducted annually, either adjunctively with a Pap test, as follow up testing for women with abnormal or equivocal Pap test results, or as “proof of cure.” We assume some extension of screening intervals as part of this market estimation, but believe the overall market potential may grow in the future if we pursue approval for use of The Digene HPV Test for stand alone primary cervical cancer screening. As of September 30, 2005, we estimated our penetration of this potential HPV testing market in the United States to be approximately 13%.
We estimate that an additional 60 to 100 million Pap tests are performed annually in the rest of the world, in countries where a cytology infrastructure exists. We believe the current HPV testing market is limited to follow-up testing for women with equivocal or abnormal Pap test results. However, in the future, we expect such global HPV testing market to expand as primary cervical cancer screening, either with a Pap test or as a stand-alone, gains acceptance on a country-by-country basis, particularly in countries without existing cytology infrastructure.
Sales and marketing
We focus our sales and marketing strategy on achieving broad market acceptance of our gene-based diagnostic tests, particularly The Digene HPV Test. Increasing awareness of the benefits of HPV testing, including the ability to use our HPV testing products as part of an accurate assessment of the risk of developing cervical disease or cancer, is the key step in our demand-creation marketing campaign for our HPV test products. Our strategy has involved:

•	establishing and expanding a clinician sales organization dedicated to increasing awareness of healthcare professionals; in fiscal 2005, we increased the size of our clinician sales organization by 73% to 64 sales professionals;

•	establishing widespread laboratory distribution for our HPV test products through direct sales programs, strategic alliances with major diagnostic companies and co-marketing programs with clinical reference laboratories;

•	implementing a DTC advertising campaign in the United States, designed to create awareness of the link between HPV and cervical cancer and the beneficial role of The Digene HPV Test. In March 2005, we launched our DTC advertising campaign in the Philadelphia, Baltimore and Atlanta markets, and expanded the program to include Boston and Chicago in September 2005. In March 2005, we launched a new web site, www.thehpvtest.com, to educate and enable women to understand the relationship between HPV and cervical disease;

•	investing in accredited continuing medical education (CME) programs and hospital grand rounds to build understanding of the clinical utility of HPV testing among clinicians;

•	sponsoring, or participating in, major multi-center clinical trials to establish the clinical utility and cost effectiveness of our tests;

•	promoting the presentation and publication of clinical trial results at prestigious medical and healthcare meetings and in leading medical and healthcare journals, while communicating the results to the public and healthcare professionals;

•	working with managed care providers, national governments and reimbursement agencies to establish reimbursement; and

•	supporting women’s health advocacy groups to call for widespread use of HPV testing and to educate consumers about the benefits of such testing.

Research and development
We have invested aggressively in research and development, particularly in clinical trials to validate the performance of our products, product candidates and new indications for our products. In fiscal 2005, we completed initial technical feasibility of our proprietary next generation DNA test platform for ultra-sensitive detection of DNA targets in a multiplexed format and we are conducting further evaluations to confirm the applicability of the new method. In May 2005, we signed a license agreement with Luminex Corporation under which we acquired non-exclusive worldwide rights to commercialize certain in vitro clinical diagnostic tests using Luminex’s xMAP® multiplex liquid bead-based array technology, which enables testing for multiple markers or diseases at a single time. In the first three months of fiscal 2006, our research and development activities focused on our platform technology, including adaptations of such technology, and improvements to our diagnostic test and equipment products. Our research and development activities target four areas: (1) core research efforts for next-generation technologies; (2) new product development activities; (3) support and improvement of existing product lines and equipment offerings; and (4) support of regulatory submissions to seek approvals to market our existing products for additional uses and indications in the U.S. and abroad.
We are continuing our efforts to expand HPV testing capabilities for additional liquid-based cytology media, including the SurePath™ collection and preservative medium (TriPath Imaging). The regulatory and clinical work required to obtain FDA approval for use of SurePath for HPV testing following TriPath Imaging’s voluntary withdrawal of their pre-market approval (PMA) supplement in February 2005 is ongoing as part of the continued collaboration between Digene and TriPath Imaging.
Competition
We are currently the only market participant with FDA-approved HPV DNA test products. Globally, The Digene HPV Test holds a strong competitive position due to our patent-protected and clinically validated Hybrid Capture platform and high-volume automation instrumentation, our broad intellectual property rights to high-risk HPV types, our ability to test for HPV, chlamydia and gonorrhea from the same sample, our strong regulatory position, our success in obtaining reimbursement for our products, and our marketing focus that includes programs designed to educate healthcare professionals and consumers about the benefits of HPV testing.
We compete with well established diagnostic technologies, such as cytology, and, particularly in Europe, with emerging alternative HPV testing approaches such as polymerase chain reaction, sold by companies such as F. Hoffman-La Roche Ltd. (Roche), and other internally developed, or “home brew,” testing methods developed by laboratories. In the United States, our competitors include manufacturers of liquid-based Pap tests, such as Cytyc Corporation and TriPath Imaging, and emerging competitors, such as Ventana Medical Systems, Inc., which markets an in situ hybridization product not yet approved by the FDA. With the increasing acceptance of the importance of HPV testing, we expect such competition will intensify.
Corporate information
We were incorporated as a Delaware corporation in 1987. Our principal executive offices are located at 1201 Clopper Road, Gaithersburg, Maryland 20878. Our telephone number is (301) 944-7000 and our web site is located at www.digene.com. Information on our website is not part of this prospectus supplement or the accompanying prospectus.

The offering

Common stock offered by us	2,000,000 shares
Common stock offered by the selling stockholder	1,000,000 shares
Common stock to be outstanding immediately following the offering	22,139,224 shares
Use of proceeds	We intend to use the net proceeds received by us in connection with this offering for working capital and other general corporate purposes, including research and development expenditures, sales and marketing expenditures, capital expenditures and potential acquisitions of new businesses, technologies or products that we believe complement or expand our business.
Risk factors	See “Risk factors” and the other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
NASDAQ National Market symbol	DIGE
The number of shares of our common stock to be outstanding after the offering is based on 20,139,224 shares of common stock outstanding as of November 7, 2005. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.
The number of shares of our common stock to be outstanding after the offering does not take into account:

•	3,544,234 shares of our common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price of $25.68 per share;

•	216,746 shares of our common stock reserved for issuance upon the vesting of outstanding restricted stock units and performance share awards; and

•	1,323,162 shares of our common stock reserved for future awards under our stock compensation plans.

Summary financial data
The following summary financial data set forth below as of and for the fiscal years ended June 30, 2003, 2004 and 2005 were derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary financial data as of September 30, 2005 and for the three months ended September 30, 2004 and 2005 were derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The summary financial data set forth below is qualified in its entirety by, and should be read in conjunction with, “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements, related notes thereto and other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

				Three months ended
	Fiscal year ended June 30,			September 30,

(in thousands, except per share amounts)	2003	2004	2005	2004	2005

Consolidated statements of operations data:
Revenues:
Product sales(1)	$62,440	$88,815	$113,219	$25,747	$32,822
Other revenues	662	1,346	1,923	464	530

Total revenues	63,102	90,161	115,142	26,211	33,352
Costs and expenses:
Cost of product sales(1)	13,383	16,717	20,128	4,525	4,901
Royalty and technology(1)	2,814	1,705	5,394	1,408	1,862
Research and development	10,262	10,744	12,964	2,673	3,764
Selling and marketing(1)	25,099	34,918	45,933	9,296	14,586
General and administrative	16,642	19,298	20,265	4,561	5,548
Patent litigation settlements	—	—	21,500	14,000	—

Total costs and expenses	68,200	83,382	126,184	36,463	30,661
Income (loss) from operations	(5,098)	6,779	(11,042)	(10,252)	2,691
Interest income	593	459	808	189	285
Interest expense	(273)	(184)	(37)	(21)	3
Other income (expense)	678	163	(116)	(38)	25

Income (loss) from operations before minority interest and income taxes	(4,100)	7,217	(10,387)	(10,122)	3,004
Minority interest	—	—	(353)	(175)	(111)

Income (loss) from operations before income taxes	(4,100)	7,217	(10,740)	(10,297)	2,893
Provision for (benefit from) income taxes	224	(14,325)	(2,573)	(4,024)	1,575

Net income (loss)	$(4,324)	$21,542 (3)	$(8,167)	$(6,273)	$1,318

Basic net income (loss) per share(2)	$(0.24)	$1.13	$(0.41)	$(0.32)	$0.07
Diluted net income (loss) per share(2)	$(0.24)	$1.04	$(0.41)	$(0.32)	$0.06
Basic weighted average shares outstanding(2)	18,136	19,144	19,965	19,888	20,088
Diluted weighted average shares outstanding(2)	18,136	20,806	19,965	19,888	20,465

	As of June 30,			As of September
(in thousands)	2003	2004	2005	30, 2005

Consolidated balance sheet data:
Working capital	$36,119	$61,786	$52,988	$58,162
Total assets	63,375	103,270	106,845	107,716
Long-term debt, less current maturities	2,154	686	572	538
Accumulated deficit	(75,688)	(54,146)	(62,313)	(60,995)
Total stockholders’ equity	43,006	86,063	79,403	83,180

(1)	Certain amounts have been reclassified to conform to current presentation.

(2)	Computed on the basis described in the notes to our consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

(3)	A portion of the increase in net income primarily relates to the partial reversal of the deferred tax valuation allowance approximating $14.9 million.

Risk factors
An investment in our common stock involves risks. You should carefully consider, in addition to the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus, the following risk factors before deciding to purchase any shares of our common stock. If any of the following risks occur, our business, prospects, reputation, results of operations or financial condition could be harmed. In that case, the trading price of our common stock could decline, and you could lose some or all of your investment.
Risks related to our business
We have incurred cumulative net losses to date and need to continue to spend substantial funds. We may not remain profitable and may need to seek additional financing.
We have had substantial operating losses since incorporation in 1987. We turned profitable during the fourth quarter of fiscal 2003, but prior to that we never earned a profit. At September 30, 2005, our accumulated deficit was approximately $60,995,000. Previous losses have resulted principally from:

•	expenses associated with our research and development programs;

•	our sales and marketing activities in the United States and internationally;

•	patent litigation costs and settlement and licensing expenses; and

•	other expenses, including administrative and facilities costs.
Historically, our net losses were approximately $9,397,000 in fiscal 2002 and approximately $4,324,000 in fiscal 2003. We had net income of approximately $21,542,000, which included a deferred tax benefit of approximately $14,900,000, in fiscal 2004. In fiscal 2005, we had a net loss of approximately $8,167,000, primarily due to payments made to settle litigation matters. We believe that our existing capital resources will be sufficient to meet the anticipated cash needs of our current business at least through calendar year 2006 and, with the proceeds of this offering, at least through calendar year 2007. However, if we incur operating losses during or after fiscal 2006 or if one or more of the events described under “Risk factors” occurs, we may have to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through alternative sources. Any equity financing could dilute our then-current stockholders. We do not have any committed sources of additional financing. Additional funding, if necessary, may not be available on acceptable terms, if at all. If adequate funds are not available, we may have to delay, scale-back or eliminate aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others. This may result in the relinquishment of our rights to some of our technologies, product candidates, products or potential markets.
We will not be able to achieve significant increases in our revenues if our HPV testing products and other diagnostic test products are not increasingly accepted by physicians and laboratories.
Our growth and success depend upon increasing market acceptance by physicians and laboratories of our HPV test products as a primary cervical cancer screening method, in conjunction with Pap tests, independent of Pap tests and as a follow-up screening method for women with equivocal Pap tests. This requires acceptance of our HPV test products as a clinically useful and cost-effective alternative to the Pap test and follow-up procedures, such as repeat Pap tests, colposcopy and biopsy. We are a relatively new participant in the cervical cancer screening market. Pap tests have been the principal means of cervical cancer screening since the 1940s. Currently, approximately 60 million Pap tests are performed annually in the United States, and we believe that 60 to

100 million are performed annually in the rest of the world. Women with normal Pap tests do not undergo follow-up treatment beyond routine Pap testing. Follow-up testing and treatment is based on the classification of the Pap test results. An equivocal, or ASC-US (Atypical Squamous Cells of Undetermined Significance), classification is given to Pap test results that cannot be definitively classified as either normal or abnormal; this classification occurs in approximately 5% to 7% of all cases.
HPV testing applies a new gene-based technology and testing approach that is different from the cytology (reviewing cells under a microscope) approach of the Pap test, which is a well-accepted method for cervical cancer screening. We have expended, and need to continue to spend, significant resources to educate physicians and laboratories about the patient benefits that can result from using our HPV test products in addition to the Pap test and to assist laboratory customers in learning how to perform our HPV test products. Using our HPV test products along with the Pap test for primary screening in the United States may be seen by some of these customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology and we frequently need to provide information to counteract this impression on a case-by-case basis. To date, we have been able to grow our revenues from sales of our HPV test products from approximately $19,495,000 in fiscal 2001 to approximately $97,437,000 in fiscal 2005 and approximately $28,392,000 for the first quarter of fiscal 2006. If we are not successful in executing our marketing strategies, our HPV test products may not attain significant market acceptance, and we will not be able to continue to grow our revenues.
During fiscal 2005, we expanded our direct-to-consumer awareness marketing programs because we believe a well educated female population will work with their health care providers to increase the use of The Digene HPV Test. The campaign to date has involved national print advertisement and focused television advertising in five locations, Philadelphia, Baltimore, Atlanta, Chicago and Boston. If we are not successful in executing this marketing program, we may not be able to significantly increase the sales of our HPV tests to the extent we desire.
Furthermore, technological advances designed to improve quality control over sample collection and preservation and to reduce the Pap test’s susceptibility to human error may increase physician reliance on the Pap test and solidify its market position as the most widely used screen for cervical cancer.
Our products for the diagnosis of the presence of chlamydia and gonorrhea compete with other FDA-cleared products that detect the presence of such infectious diseases. Our marketing activities focus on providing information regarding the accuracy and objective nature of these diagnostic tests, but such activities are time-consuming and expensive. We believe the best way to increase our revenues from these products is to educate laboratories and physicians about the ability to run such tests from the same patient sample collected for HPV testing. If we are not successful in executing our marketing strategy, we do not expect to significantly grow our revenues from these products. Our test to identify and monitor the viral load of hepatitis B virus is one of a number of alternatives available to detect the presence of the hepatitis B virus.
If more third-party health insurance payors do not adequately reimburse for our HPV test products, the use of our HPV test products may not increase, thus negatively affecting our ability to grow our revenues.
A significant portion of the sales of our products in the United States and other markets depend, in large part, on the availability of adequate reimbursement to users of our tests from government insurance plans, including Medicare and Medicaid in the United States, managed care organizations and private insurance plans. We believe we have nearly universal coverage from U.S. government payors, third-party payors and managed care entities for our hc2 HPV Test as a follow-

up test to categorize equivocal Pap test results. In addition, government payors, third-party payors and managed care entities that provide health insurance coverage to over 225 million people in the United States currently authorize reimbursement for the use of our Digene HPV Test to adjunctively screen women age 30 and older to assess the presence or absence of significant, cancer-causing HPV types. We also seek reimbursement coverage in other countries where we market our products, particularly in Europe, and receipt of the necessary approvals is time-consuming and expensive. Reimbursement coverage for the Pap test is universal in the United States and in other markets where we sell our HPV test products.
We have encountered delays in receipt of some European reimbursement approvals, which has impacted our ability to grow revenues in these markets.
Despite our success to date, third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests such as our HPV test products that involve new technology. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Thus, third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.
Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results.
We may incur more costs than expected in order to establish our own infrastructure in Europe to market, sell, distribute and support our HPV test products, and we may not achieve the desired increase in our profitability from such market.
In 2002, we made the decision to establish our own sales, marketing, distribution, warehousing and customer support infrastructure in Europe for the sale of our HPV test products and other products. Other companies selling medical diagnostic products in Europe are larger and significantly better capitalized than we are and have had established European operations for a significantly longer period than we have. We had previously used third-party distributors to distribute and market our products in Europe, and our product inventory, distribution and customer support services are still in the development process. Approximately $13,041,000, or 28%, of our sales and marketing expenditures and approximately $5,792,000, or 29%, of our general and administrative expenditures for fiscal 2005 related to our activities in Europe. During the same period, approximately $15,613,000, or 16%, of our HPV testing revenues were from sales in Europe. We expect to continue to expend significant resources to grow and maintain our infrastructure as much as possible given the resources at our disposal, but such resources may not be sufficient to meaningfully increase our revenues in Europe. Our revenues and operating results could be hurt by our inability to successfully grow and maintain our distribution infrastructure or our inability to effectively market our products in Europe.
The decision to establish our own infrastructure in Europe has required us to establish multiple subsidiary corporations in Europe. This subjects us to the laws of multiple jurisdictions, including tax and employment laws, and the laws governing the import, storage and distribution of our products. Any failure to comply with these laws could have a material adverse impact on our business and operations.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate revenue therefrom.
Each of our products and product candidates are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. Governmental bodies in other countries also have medical device approval regulations which are becoming more extensive. Such regulations govern the majority of the commercial activities we perform, including the indications for which our products can be used, product development, product testing, product labeling, product storage, use of our products with other products and the manufacturing, advertising and promotion of our products for the approved indications. Compliance with these regulations is expensive and time-consuming. With respect to our HPV test products, we were the first company to obtain approval of regulatory applications for HPV testing in the United States and in many countries in Europe (our principal markets), which adds to our expense and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries as compared to our available resources impacts the decisions we make about entering new markets.
Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or pre-market approval from the FDA prior to marketing the device for in vitro-diagnostic use. Clinical trials related to our regulatory submissions take years to execute and are a significant expense for us. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The pre-market approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years, but can also take longer. It took us more than four years to receive pre-market approval to offer our current generation HPV test product to test for the presence of the HPV in women with equivocal Pap test results and pre-market approval to use our Digene HPV Test as a primary adjunctive cervical cancer screening test to be performed in conjunction with the Pap test for women age 30 and older. With respect to our ongoing efforts, in April 2002, we submitted a PMA supplement with the FDA seeking approval of the use of our hc2 HPV Test with TriPath Imaging, Inc.’s SurePath Test Pack sample collection system. In July 2002, we received notice from the FDA that the PMA supplement was not approvable as submitted. We worked with TriPath during fiscal 2004 to complete additional clinical studies and submitted the results of these studies to the FDA in August 2004 for pre-market approval. In February 2005, Tripath withdrew the PMA supplement after Tripath and the FDA agreed that additional clinical information and analysis would be required. The regulatory time span increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the United States.
Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-market requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA finds that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	denial of our requests for 510(k) clearance or pre-market approval of product candidates;

•	withdrawal of 510(k) clearance or pre-market approval already granted; and

•	criminal prosecution.

Any enforcement action by the FDA may also affect our ability to commercially distribute our products in the United States.
Changes in existing requirements or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries in the world. For example, as of December 7, 2003, all in vitro diagnostic products sold in the European Union had to bear the CE mark, which indicates compliance with the requirements of the In Vitro Diagnostic Directive. We elected to obtain the CE mark for our HPV test products, and chlamydia and gonorrhea tests. In December 2003, we stopped offering our diagnostic tests for hepatitis B virus and cytomegalovirus in the European Union countries, in large part as a result of the expense of complying with the requirements of the In Vitro Diagnostic Directive (in contrast to the expected revenue from these product offerings). Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. We may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.
We may be sued for product liability claims or face product recalls for which our insurance may be inadequate.
We may be found liable if any of our products causes injury or fails to accurately diagnose disease, i.e., provides a “false negative” or “false positive” test result. We currently carry product liability insurance coverage with a combined single limit of $10,000,000. This coverage may not be adequate to protect us against future product liability claims. Product liability insurance may not be available to us in the future on commercially reasonable terms, if at all.
Our products are a complex interaction of biochemical reagents, and it is not uncommon for us to face manufacturing, raw material or supply chain problems. We have initiated product recalls from time to time in the past and additional product recalls may be necessary from time to time in the future, either voluntarily on our part or at the direction of the FDA or other government agencies. Although none of our past product recalls have had a material adverse impact on our business, we believe future product recalls could have a material adverse affect on our business, financial condition or reputation.
We are required to obtain and maintain royalty-bearing licenses to third-party patents or patent applications, and loss of such licenses, or the need to obtain additional licenses, could materially adversely affect our ability to commercialize our products.
We have in-licensed patents to a number of cancer-causing HPV types, which, together with the patents to cancer-causing HPV types that we own, provide us with a competitive advantage. We may lose this competitive advantage if these licenses terminate or if the patents licensed thereunder expire or are declared invalid.
Our products and manufacturing processes require access to biological materials and other intellectual property that may be subject to patents and patent applications held by third parties. In addition, we have licenses to various patents covering intellectual property that we use in conjunction with applications of our Hybrid Capture technology. Third parties may have claims to these patents. An adverse outcome to such claims could subject us to significant liabilities to third parties or require us to obtain royalty-bearing licenses from third parties, cease sales of related products or revise the applications or products which employ the patented technology. Any licenses required for any such third-party patents or proprietary rights may not be made available to us on commercially reasonable terms, if at all. Furthermore, we may be unable to make the necessary revisions to our applications or products.

We may discover that we need to obtain rights to an additional patent in order to commercialize our products. We may be unable to obtain such rights on commercially reasonable terms or at all, which could adversely affect our ability to grow our business.
We may need to initiate lawsuits to protect or enforce our patents, which would be expensive and, if we lose, may cause us to lose some, if not all, of our intellectual property rights, and thereby impair our ability to compete.
We rely on patents to protect a large part of our intellectual property. To protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. These lawsuits could be expensive, take significant time and divert management’s attention from other business concerns. They would also put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing. We may also provoke these third parties to assert claims against us. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are generally uncertain. We cannot provide assurance that we would prevail in any of these suits or that the damages or other remedies awarded, if any, would be commercially valuable. During the course of these potential suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. Any public announcements related to these suits could cause our stock price to decline.
We may inadvertently infringe upon the intellectual property rights of third parties, which could expose us to expensive intellectual property litigation, impose a significant strain on our resources and prevent us from developing or marketing our products.
There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries because of the uncertainties and complex legal, scientific and factual questions related to the ownership and protection of intellectual property. We have received inquiries regarding possible patent infringements relating to, among other things, aspects of our Hybrid Capture technology. We believe that the patents of others to which these inquiries relate are either not infringed by our Hybrid Capture technology or are invalid. However, we may be subject to further claims that our technology, including our Hybrid Capture technology, or our products infringe the patents or proprietary rights of third parties. We may also be forced to initiate legal proceedings to protect our patent position or other proprietary rights. These proceedings are often expensive and time-consuming, even if we were to prevail.
We have the only fully commercialized and FDA-approved test for the detection of HPV, which provides us with a competitive advantage that may be adversely impacted if other companies develop and commercialize alternative HPV tests.
Although we have the only fully commercialized and FDA-approved test for the detection of HPV, a significant portion of our HPV-related intellectual property is in the public domain, subject to patents that will begin to expire in the next few years or not licensed to us on a sole and exclusive basis. As a result, we believe other companies are developing or will develop HPV detection tests in the next few years.
For example, F. Hoffman-La Roche Ltd. (Roche) has publicly announced its ongoing development of a test for the detection of HPV and in April 2004 announced that it launched such test in Europe. In February 2005, Roche announced an agreement with Gen-Probe Incorporated to supply HPV DNA probes to Gen-Probe for its HPV test kits. In June 2002, Institut Pasteur announced that it had transferred its HPV intellectual property estate to Roche, which included an assignment of the cross license between Digene and Institut Pasteur. Based upon the HPV types to which Roche has announced that it acquired access as a result of the transfer by Institut Pasteur, the HPV types covered by Roche’s own patents and the types that are publicly available, and despite our continuing exclusive right to certain high risk HPV types, we believe Roche may have the ability to develop a HPV test that would be competitive with our HPV test products in our principal markets. Roche has substantially greater resources than we do. We may not be able to compete successfully against Roche if it markets a HPV test competitive with our HPV test.
Ventana Medical Systems, Inc. is selling an in situ diagnostic test for the detection of HPV. We believe Ventana’s activities infringe our intellectual property and we have initiated patent infringement litigation against Ventana. If we are not successful in such litigation, and if Ventana obtains FDA approval for a test competitive with our HPV test products, we may lose significant HPV testing revenue to Ventana.
We are also aware that a significant number of laboratory organizations and other companies are developing and using internally developed, or “home-brew,” HPV tests. These tests, although not approved by the FDA or similar non-U.S. regulatory authorities, do offer an alternative to our HPV test products that could limit the laboratory customer base for our product. We are monitoring these activities.
Single suppliers or a limited number of suppliers provide key components of our products. If these suppliers fail to supply these components, we may be unable to manufacture sufficient product to satisfy demand which would negatively impact our revenues.
Several key components of our products come from, or are manufactured for us by, a single supplier or limited number of suppliers. This applies in particular to three components, chemiluminescent substrates (used to create a chemical reaction that causes light in connection with our Hybrid Capture signal amplified molecular technology), our Rapid Capture system that serves as the automation platform developed for large-scale diagnostic testing using the Hybrid Capture technology and the 96-well microplate used by laboratories to run our diagnostic test products. We have been able, to date, to enter into long-term contracts with these single source suppliers. In some cases, however, the supplier of a key component is not required to supply us with specified quantities over longer periods of time or set-aside part of its inventory for our forecasted requirements. We have not arranged for alternative supply sources for these components and it may be difficult to find alternative suppliers, if at all. If our products sales increase beyond the forecast levels, or if our suppliers are unable or unwilling to supply us components on a timely basis, we may be unable to satisfy product demand.
In addition, if any of the components of our products are no longer available in the marketplace, we may be forced to further develop our products or technology to incorporate alternate components. The incorporation of new components into our products may require us to seek approvals from the FDA or foreign regulatory agencies prior to commercialization.
We may encounter difficulties expanding our manufacturing operations as demand for our products increases, which would negatively impact our revenues. We depend on a single facility for the manufacture of all of our diagnostic test kits and any temporary stoppage at that site would have a material adverse effect on our business.
If product sales increase, we will have to scale-up our manufacturing processes and facilities. We may encounter difficulties in scaling-up manufacturing processes and may be unsuccessful in overcoming such difficulties. In such circumstances, our ability to meet product demand may be impaired or delayed.

We have a single manufacturing facility located in Gaithersburg, Maryland. This facility is subject, on an ongoing basis, to a variety of quality systems regulations, international quality standards and other regulatory requirements, including current good manufacturing practices requirements of the FDA. We may encounter difficulties maintaining or expanding our manufacturing operations in accordance with these regulations and standards, which could result in a delay or termination of manufacturing or an inability to meet product demand.
We face risks inherent in operating as a single facility for the manufacture of our products. We do not have alternative production plans in place or alternative facilities available if we experience prolonged facility failure at our Gaithersburg, Maryland manufacturing facility. These risks include unforeseen manufacturing delays or stoppage due to equipment, raw material supply disruption, regulatory, environmental or other factors, and the resulting inability to meet customer orders on a timely basis. For example, our products and key raw material components require refrigeration to maintain efficacy. During the summer of 2003, the Northeast and Mid-Atlantic (where our facility is located) regions of the United States experienced loss of electrical power for sustained periods. During that time, we discovered that such widespread electrical loss disrupted the ability of our vendors to ship raw material components to us and disrupted the ability of overnight express delivery companies to handle delivery of our products to customers. Our generator capacity at that time was sufficient to maintain our manufacturing and inventory operations, but such events caused us to re-assess and upgrade our generator capacity and identify, where possible, alternative sources for raw material components. If similar events occur for sustained periods in the future, we may not be able to obtain and maintain adequate raw material supplies, or manufacture and deliver our products sufficient to meet then-current demand, which would have a substantial negative effect on our business.
We may not be able to successfully integrate future acquisitions.
We continually explore opportunities to acquire related businesses, some of which could be material to us. Our ability to continue to grow may depend upon identifying and successfully acquiring attractive companies, effectively integrating such companies, achieving cost efficiencies and managing these businesses as part of our company. We may not be able to effectively integrate acquired companies and successfully implement appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. Our effort to integrate these businesses could be affected by a number of factors beyond our control, such as regulatory developments, general economic conditions, increased competition, the loss of customers resulting from the acquisitions and the assumption of unknown liabilities. In addition, the process of integrating these businesses could cause an interruption of, or loss of momentum in, the activities of our existing business and the loss of key personnel and customers. The diversion of management’s attention and any delays or difficulties encountered in connection with the integration of these businesses could negatively impact our business if any of the above adverse effects were to occur. Further, the benefits that we anticipate from any future acquisitions may not develop.
Future acquisitions may harm our operating results, dilute our stockholders’ equity and create other financial difficulties for us.
We may in the future pursue acquisitions that we believe could provide us with new technologies, products or service offerings, or enable us to obtain other competitive advantages.
Acquisitions by us may involve some or all of the following financial risks:

•	use of significant amounts of cash;

•	potential dilutive issuances of equity securities;

•	incurrence of debt or amortization expenses related to certain intangible assets; and

•	future impairment charges related to diminished fair value of businesses acquired as compared to the price we pay for them.
We may not be successful in overcoming the risks described above or any other problems associated with future acquisitions. Any of these risks and problems could materially harm our business, prospects and financial condition. Additionally, we cannot guarantee that any companies we may acquire will achieve anticipated revenues or operating results.
Our international sales are subject to currency, market and regulatory risks that are beyond our control.
For fiscal 2005, we derived approximately 23% of our revenues from the international sales of our products and services in foreign currencies and we expect that international sales will continue to account for a large portion of our sales. Changes in the rate of exchange of foreign currencies into United States dollars have and may hurt our revenues and results of operations.
In particular, we sell products in, and derive revenues from, less economically developed countries. Many of these countries have suffered from economic and political crisis or instability, including countries in Latin America, Asia and Eastern Europe. During such times, the value of local currency in such countries has decreased, sometimes dramatically, negatively impacting our average unit prices. At the same time, unit sales of our products have also decreased in such countries. In the past, this has adversely affected our revenues and operating results. Future economic and political instability in foreign countries may affect demand for our products and the value of the local currency, and thus, negatively affect our revenues and results of operations.
The extent and complexity of medical products regulation are increasing worldwide, particularly in Europe, with regulation in some countries nearly as extensive as in the United States. Further, we must comply with import and export regulations when distributing our products to foreign nations. Each foreign country’s regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money and effort. As a result, we may not be able to successfully commercialize our products in foreign markets at or beyond the level of commercialization we have already achieved.
We are highly dependent on key personnel.
We are highly dependent on the principal members of our management staff. Loss of our key personnel would likely impede achievement of our research and development, operational, or strategic objectives. To be successful, we must retain key employees and attract additional qualified employees.
Compliance with changing corporate governance and public disclosure regulations result in additional expenses.
Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new U.S. Securities and Exchange Commission regulations and NASDAQ Stock Market rules, are creating uncertainty for companies such as ours. To maintain high standards of corporate governance and public disclosure, we intend to invest all reasonably necessary resources to comply with evolving standards. These investments have resulted in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities.

Risks related to our common stock
We have adopted anti-takeover provisions that may prevent or frustrate any attempt to replace or remove our current management by the stockholders or discourage bids for our common stock. These provisions may also affect the market price of our common stock.
Our board of directors has the authority, without further action by the stockholders, to issue, from time to time, up to 1,000,000 shares of preferred stock in one or more classes or series and to fix the rights and preferences of such preferred stock. The board of directors could use this authority to issue preferred stock to discourage an unwanted bidder from making a proposal to acquire our company. Our certificate of incorporation also provides for staggered terms for members of the board of directors. This provision means it could take up to three years to replace our existing directors without the support of the board of directors. Additionally, our bylaws establish an advance notice procedure for stockholder proposals and for nominating candidates for election as directors. These provisions of our certificate of incorporation and bylaws may prevent or frustrate any attempt to replace or remove our current directors or management by stockholders, which may have the effect of delaying, deterring or preventing a change in control transaction.
Further, we are subject to provisions of Delaware corporate law, which, subject to limited exceptions, will prohibit us from engaging in any “business combination” with a person who, together with affiliates and associates, owns 15% or more of our common stock, referred to as an interested stockholder, for a period of three years following the date that such person becomes an interested stockholder, unless the business combination is approved by our board of directors in a prescribed manner. Although we do not currently have a stockholder that meets the “interested stockholder” definition, these provisions of Delaware law may make business combinations more time consuming or expensive and have the impact of requiring our board of directors to agree with a proposal before it is accepted and presented to stockholders for consideration. These anti-takeover provisions might discourage bids for our common stock.
Members of our management team together own a substantial interest in us, which may lead potential acquirors to require their prior approval of proposed acquisition transactions.
As of November 7, 2005, our Chairman and Chief Executive Officer and our President, Chief Operating Officer and Chief Financial Officer beneficially owned an aggregate of approximately 17.8% of our outstanding shares of common stock and will beneficially own approximately 11.7% of our common stock after this offering. As a result, a third party approaching us with a proposed acquisition transaction, such as a merger or tender offer, may require the prior approval from such officers of the proposed transaction before investing the funds necessary to pursue such transaction with Digene.
The sale of our shares in this offering or future sales of our shares could depress the market price of our common stock.
The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Following this offering, the selling stockholder will own approximately 10.8% of our total shares of common stock outstanding (or 10.0%, if the underwriters exercise their over-allotment option in full). The selling stockholder will be able to sell its shares in the public market from time to time, subject to certain limitations on the timing, amount and method of those sales imposed by securities laws. If the selling stockholder were to sell a large number of its shares, the market price of our stock could decline significantly. In addition, the perception in the public markets that sales by the selling stockholder might occur could also adversely affect the market price of our common stock.
In the future, we may issue our securities, including in connection with making new investments. The amount of our common stock issued in connection with an investment could constitute a material portion of our then outstanding common stock.
Our common stock price may be volatile, which could cause the value of an investment in our shares to decline.
The realization of any of the risks described under “Risk factors” or other unseen risks could have an adverse effect on the market price of our common stock. As a result, investors who purchase shares of our common stock in this offering may experience a decrease, which could be substantial, in the value of those shares. In addition to factors affecting our business, securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public analysts and investors, and in response, the market price of our common stock could decrease significantly.

Incorporation of certain information by reference
The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information that we file with it, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2005;

•	our Proxy Statement on Schedule 14A filed with the SEC on September 26, 2005;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005;

•	our Current Report on Form 8-K pursuant to Item 1.01 filed with the SEC on July 14, 2005;

•	our Current Report on Form 8-K pursuant to Item 1.01 filed with the SEC on August 3, 2005;

•	our Current Report on Form 8-K pursuant to Item 1.01 filed with the SEC on October 31, 2005; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 11, 1996.
Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus supplement and the accompanying prospectus incorporate). Written or oral requests for copies should be directed to us at the address below.
Digene Corporation
Attention: Charles M. Fleischman
1201 Clopper Road
Gaithersburg, Maryland 20878
(301) 944-7000
www.digene.com
Special cautionary notice regarding forward-looking statements
Some of the statements in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference constitute forward-looking statements. These statements discuss goals, intentions and expectations as to future trends, plans, events or other information relating to us, based on the current beliefs of our management as well as assumptions made by and information currently available to management. Words such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or similar phrases or expressions identify forward-looking statements.
Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions, any or all of which ultimately may prove to be inaccurate. Factors that might cause or contribute to differences between our expectations and actual results include: uncertainty of market acceptance of our products by the worldwide medical community; our need to obtain third-party reimbursement approval from additional government entities, managed care organizations and private insurance plans, particularly outside the United States; risk that other companies may develop and market HPV tests competitive with our own; our ability to scale up our manufacturing to the extent demand for our products increases; our limited sales and marketing experience; uncertainty regarding patents and proprietary rights in connection with our products and products in development; uncertainty as to the outcome of patent litigation in which we are currently engaged; the extent of future expenditures for sales and marketing programs; delay in or failure to obtain regulatory approvals for our products in development; uncertainty of clinical trial results for our products in development; uncertainty of future profitability and cash generation from operations; our ability, if necessary, to obtain requisite additional financing to fund our operations beyond calendar 2006; and risks inherent in international transactions, including those relating to our expansion in Europe and elsewhere.

Use of proceeds
Based on the closing sales price of our common stock on the NASDAQ National Market on November 7, 2005 of $30.17 per share, we estimate that the net proceeds to us from the sale of 2,000,000 shares of our common stock will be approximately $56.6 million (approximately $65.1 million if the underwriters exercise their over-allotment option in full). We will not receive any of the proceeds from the sale of our common stock offered by the selling stockholder.
We intend to use the net proceeds received by us in connection with this offering for working capital and other general corporate purposes, including research and development expenditures, sales and marketing expenditures, capital expenditures and potential acquisitions of new businesses, technologies or products that we believe complement or expand our business.
Price range of our common stock
Since our initial public offering of common stock in 1996, our common stock has been traded on the NASDAQ National Market under the symbol “DIGE.” The following table sets forth, for the fiscal quarters indicated, the high and low per share bid prices for our common stock, as reported by the NASDAQ National Market.

	High	Low

Fiscal 2006
Second quarter (through November 7, 2005)	$31.44	$26.00
First quarter	32.14	27.00
Fiscal 2005
Fourth quarter	$29.66	$16.94
Third quarter	26.82	20.46
Second quarter	27.45	18.50
First quarter	36.25	19.88
Fiscal 2004
Fourth quarter	$40.86	$33.02
Third quarter	48.50	29.33
Second quarter	46.24	32.59
First quarter	49.45	25.71
On November 7, 2005, the closing sale price for our common stock, as reported by the NASDAQ National Market, was $30.17 per share. As of November 7, 2005, our common stock was held by 149 holders of record.
We have never paid dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Capitalization
The following table sets forth our cash and cash equivalents, short-term investments and capitalization as of September 30, 2005, and as adjusted to give effect to the issuance by Digene of 2,000,000 shares in the offering. This table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements, related notes and other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of
	September 30, 2005
Dollars in thousands, except share amounts	(Actual)	(As Adjusted)

Cash and cash equivalents	$9,202	$

Short-term investments	$38,468		$38,468

Long-term debt (excluding current portion of $116)	$538		$538
Stockholders’ equity:
Preferred stock, $0.10 par value, 1,000,000 shares authorized, no shares issued and outstanding	—		—
Common stock, $0.01 par value, 50,000,000 shares authorized, 20,116,773 actual and 22,116,773 as adjusted issued and outstanding	201		221
Additional paid-in capital	143,413
Accumulated other comprehensive income	561		561
Accumulated deficit	(60,995)		(60,995)

Total stockholders’ equity	83,180

Total capitalization	$83,718	$

The table set forth above is based on the number of shares of our common stock outstanding as of September 30, 2005. This table does not reflect 3,544,234 shares of our common stock issuable upon exercise of outstanding stock options, 216,746 shares of our common stock issuable upon the vesting of outstanding restricted stock units and performance share awards and 1,323,162 shares of our common stock reserved for future issuance under our stock compensation plans.

Selling stockholder
Armonk Partners, the selling stockholder, is our largest stockholder. The selling stockholder is selling 1,000,000 shares of our common stock in the offering under this prospectus supplement and the accompanying prospectus. Evan Jones and Charles M. Fleischman are the general partners of the selling stockholder. Evan Jones is our Chief Executive Officer and the Chairman of our Board of Directors. Charles M. Fleischman is our President, Chief Operating Officer and Chief Financial Officer and a director on our Board. We will not receive any of the proceeds from the sale of our common stock by Armonk Partners.
The table sets forth certain information as of November 7, 2005 regarding beneficial ownership of shares of our common stock by the selling stockholder prior to and after the offering, assuming no exercise of the underwriters’ over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

Shares beneficially
	Shares beneficially			owned after
	owned before offering			offering(1)
Number of shares
Selling Stockholder	Number	Percent	offered	Number	Percent

Armonk Partners	3,390,659	16.8%	1,000,000	2,390,659	10.8%

(1)	The applicable percentages of beneficially ownership are based on the number of shares issued and outstanding on November 7, 2005.

Underwriting
We and the selling stockholder are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. J.P. Morgan Securities Inc. is acting as the representative of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement, each of the underwriters has severally agreed to purchase, and we and the selling stockholder have agreed to sell to each underwriter, the number of shares of common stock set forth opposite its name in the following table:

Underwriters	Number of shares

J.P. Morgan Securities Inc.
Thomas Weisel Partners LLC
Goldman, Sachs & Co.
SG Cowen & Co., LLC

Total	3,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to conditions customary for offerings of this type. The underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
Over-allotment option
We and the selling stockholder have granted the underwriters an option to buy up to an aggregate of 450,000 additional shares of our common stock, 300,000 by us and 150,000 by the selling stockholder. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above and over-allotment shares will be purchased pro rata from us and the selling stockholder.
Commissions and discounts
Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $          per share from the public offering price. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 450,000 shares.

	Paid by Digene Corporation		Paid by Selling Stockholder

	No exercise	Full exercise	No exercise	Full exercise

Per share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $150,000. We will pay all the expenses of this offering other than underwriting discounts and commissions attributable to the selling stockholder’s shares and legal expenses of the selling stockholder.
No sales of similar securities
We, our executive officers and directors and the selling stockholder have entered into lock-up agreements with the underwriters prior to commencement of this offering. The shares covered by these agreements do not include shares of common stock held by our executive officers and directors which may be sold pursuant to existing trading plans that have been established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. Under these lock-up agreements, we and each of these persons may not, without the prior written approval of J.P. Morgan Securities Inc., subject to permitted exceptions, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, our common stock or securities convertible into or exercisable or exchangeable for our common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. In addition, if during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed by the underwriter lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. At any time and without public notice, J.P. Morgan Securities Inc. may, in its sole discretion, release all or some of the securities from these lock-up agreements.
We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933. If we or the selling stockholder are unable to provide this indemnification, we and the selling stockholder will contribute to payments the underwriters may be required to make in respect of those liabilities.
NASDAQ National Market listing
Our common stock is traded on the NASDAQ National Market under the symbol “DIGE.”

Price stabilization, short positions
The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase pursuant to the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares covered by the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing purchases do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover a syndicate short position. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ National Market, in the over-the-counter market or otherwise.
Relationships
The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.
European Economic Area
In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the “relevant implementation date”) no shares have been offered or will be offered to the public in that relevant member state prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of shares may be made to the public in that relevant member state at any time:
(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b) to any legal entity which has two or more of (i) any average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Representative; or
(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.
For the purpose of the expression an “offer of any shares to the public” in relation to any shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.
In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the Representative has been obtained to each such proposed offer or resale.
Other areas
The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to and in accordance with the conditions of any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor), whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer or (3) by operation of law.
The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Legal matters
Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania, has passed upon certain legal matters regarding the shares offered by this prospectus. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel llp, New York, New York.
Experts
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2005, and management’s assessment of the effectiveness of our internal controls over financial reporting as of June 30, 2005, as set forth in their reports, which are incorporated by reference herein and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Prospectus
DIGENE CORPORATION
$90,000,000
Common Stock
Preferred Stock
Debt Securities
SELLING STOCKHOLDER
1,741,150 Shares
Common Stock
We will provide the specific terms for any offering of these securities by us in supplements to this prospectus. In the case of common stock offered by us, the terms will include the number of shares offered and the offering price. In the case of preferred stock offered by us, the terms will include the number of shares offered, the offering price and the designation, preferences and rights of the preferred stock. In the case of debt securities offered by us, the terms will include, as applicable, the specific designation, aggregate principal amount, maturity, ranking, interest rate, conversion rate, if any, premium, if any, and terms for redemption. We may sell any combination of these securities, up to a total dollar amount of $90,000,000, from time to time in one or more offerings to or through underwriters, to other purchasers, or through agents under this prospectus, as supplemented. We will provide the names of any underwriters or agents in supplements to this prospectus.
In addition, the Selling Stockholder, Armonk Partners, our principal stockholder, may sell up to 1,741,150 shares of our common stock from time to time in one or more offerings under this prospectus and any prospectus supplement. In the prospectus supplement relating to any sales by the Selling Stockholder, we will state the number of shares of our common stock that Armonk Partners will be selling.
Our common stock is listed on the NASDAQ National Market under the symbol “DIGE.” On November 5, 2004, the closing sale price of our common stock, was $20.15 per share. None of the other securities offered by us under this prospectus are currently publicly traded.
Investing in our securities involves risks. See “Risk Factors” beginning on page 4.
This Prospectus may not be used to consummate sales of securities unless it is accompanied by a Prospectus Supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 15, 2004.

About this prospectus
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. The registration statement, including the attached exhibits and schedules, contains additional relevant information about our company and the securities. The registration statement can be read at the SEC’s web site (www.sec.gov) or at the offices mentioned under the heading “Where you can find more information.”
Under this registration statement, we may offer, from time to time, up to $90,000,000 of common stock, preferred stock and debt securities in one or more offerings. The Selling Stockholder may, from time to time, offer up to 1,741,150 shares of our common stock in one or more offerings.
This prospectus provides you with a general description of the securities we and the Selling Stockholder may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also update or supplement information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described in this prospectus under the heading “Where you can find more information.”
We may sell the securities to or through underwriters, dealers, or agents or directly to purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. A prospectus supplement, which we will provide to you each time we offer securities, will provide the names of any underwriters, dealers, or agents involved in the sale of the securities, and any applicable fee, commission, or discount arrangements with them.
You should rely only on the information provided in this prospectus and in any prospectus supplement, including any information incorporated by reference. For more details on information incorporated herein by reference, you should review the discussion contained under the heading “Incorporation of documents by reference.” We have not authorized anyone to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering the securities in states where offers are permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate at any date other than the date indicated on the cover page of such documents.

About Digene
Our products
We develop, manufacture and market our proprietary gene-based diagnostic tests for the screening, monitoring and diagnosis of human diseases. Our primary focus is in women’s cancers and infectious diseases. We have applied our proprietary Hybrid Capture® technology to develop a successful diagnostic test for human papillomavirus (“HPV”) which is the primary cause of cervical cancer and is found in greater than 99% of all cervical cancer cases. We have created and are continuing to expand the worldwide market for HPV testing.
Diagnostic tests are used to inform physicians of the presence of a disease or a disease-causing agent and provide critical information necessary for treatment. Our gene-based diagnostic tests use DNA/ RNA probes and monoclonal antibodies to detect disease-specific DNA in a patient specimen We believe sensitivity and specificity of diagnostic tests can be greatly enhanced by using gene-based information. We expect gene-based diagnostic tests will create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest negative side effects.
Our HPV testing products, which are the only FDA-approved tests for the detection of human papillomavirus, are each a reproducible, objective test for the primary cause of cervical cancer. Our HPV testing products are not limited by the subjective nature or visual limitations of cytology and can be used to predict the risk of developing cervical cancer. Our hc2 High-Risk HPV DNA™ Test currently has two FDA-approved indications which are: (1) use of our hc2 HPV Test with a Pap test to adjunctively screen women age 30 and older to assess the presence or absence of significant, cancer-causing, high-risk HPV types and (2) as a follow-up to an equivocal Pap test for all women regardless of age. Revenues from our HPV Tests for fiscal 2002, 2003 and 2004 were approximately, $36,391,000, or 74%, $51,114,000, or 81%, and $74,581,000, or 89%, respectively, of our total revenues, and as of September 30, 2004, revenues from our HPV Tests for the first quarter of fiscal 2005 were $22,449,000, or 86%, of our total revenues.
Worldwide, cervical cancer affects over 400,000 women annually and, after breast cancer, is the second most common malignancy found in women. The treatment of cervical cancer after it reaches the advanced stage may require chemotherapy, radiation treatment or surgery, including hysterectomy. If detected in the precancerous stage, a vast majority of cases of cervical cancer are preventable. The United States has a relatively low incidence of cervical cancer due to widespread use of cervical cancer screening, principally through the use of the Pap test, and significant expenditures on screening infrastructure, which include sophisticated laboratory facilities, highly trained cytotechnologists and extensive regulatory oversight. Nonetheless, approximately 4,100 women in the United States die annually of this preventable disease. Outside the United States, limited resources and underdeveloped or non-standardized testing infrastructure often lead to underdiagnosis of cervical disease, resulting in a significantly higher incidence of cervical cancer.
In addition to our HPV test products, our product portfolio includes gene-based tests for the detection of chlamydia, gonorrhea, hepatitis B virus, and cytomegalovirus. We also manufacture instrumentation and accessories for performing our tests in clinical laboratories and specimen collection devices and collection medium.
Our chlamydia and gonorrhea tests are prescribed and performed by a gynecologist or other healthcare professional using the same methods used to perform our hc2 HPV Test. We are the first to provide FDA-approved tests for the simultaneous detection of chlamydia and gonorrhea infections, in addition to human papillomavirus, from a single patient sample. We believe the ability to perform multiple tests from a single patient specimen provides greater convenience to patients and their physicians and reduces healthcare costs by decreasing the frequency of patient visits and testing.
Sales and marketing
We focus our sales and marketing strategy on achieving broad market acceptance of our gene-based diagnostic tests. Over the last several years, the majority of our sales and marketing investments have been directed to the launch of our hc2 High-Risk HPV DNA Test in the United States for both FDA-approved indications, to expand the use of our HPV testing products for primary cervical cancer screening in the rest of the world, and to build demand for our tests among the medical profession, public health officials and consumers through a demand-creation marketing campaign.
Increasing awareness of cervical cancer and our cost-effective solution is the first step in the demand-creation marketing campaign for our HPV test products. Our strategy has involved:

•	sponsoring, or participating in, major multi-center clinical trials to establish the clinical utility and cost effectiveness of our tests;

•	promoting the publication of the results of these trials in prestigious medical journals and communicating the results of these trials to the public and physicians through media awareness programs;

•	establishing widespread laboratory distribution for our HPV test products through direct sales programs, strategic alliances with major diagnostic companies and co-marketing programs with clinical reference laboratories;

•	working with managed care providers, national governments and reimbursement agencies to establish reimbursement;

•	supporting women’s health advocacy groups to call for widespread use of our HPV test products and educating consumers about the benefits of human papillomavirus testing; and

•	establishing a physician detailing sales organization in the United States.
Our two principal markets are the United States and Europe. We currently market our products in the United States to clinical reference laboratories through a direct sales force supported by technical and customer service representatives. We market our HPV test products to physicians through joint marketing programs with clinical reference laboratories. In Europe we previously sold our products under distribution arrangements with third parties. Beginning in 2002 we established direct sales capabilities and our own infrastructure in major European countries including the United Kingdom, Germany, France, Italy, Switzerland and Spain. The transition from a distributor sales model to direct sales allows for better control of our marketing programs, higher diagnostic test kit margins and improved customer support.
Our facilities
We have one manufacturing facility located in leased property in Gaithersburg, Maryland. Our executive offices and research and development activities are located at such site as well. The facility has a total of approximately 111,000 square feet, of which approximately 34% is dedicated to our manufacturing, quality control and shipping activities. The lease for the facility, which began in March 1998, has a term of ten years, and we have two options to extend the term for a five-year period each. We have an option to expand the facility to add additional manufacturing space if needed. We currently run one manufacturing and product shipment shift per workday and have the capacity to add additional shifts as required. We believe that we currently have sufficient manufacturing capacity for our existing demand and that our Gaithersburg facility will allow us to expand our production capability to satisfy demand for the foreseeable future.
We also lease office and sales operations space in the United Kingdom, Germany, Switzerland, France, Italy and Spain, pursuant to leases which run in length from one year to five years. We currently have approximately 52 employees in all such locations and believe the current office and sales locations are adequate to meet our needs. We believe we would be able to procure additional space, as needed, on commercially reasonable terms in Europe to support our European operations. We also utilize a third-party warehouse facility, pursuant to a contract supplying us with dedicated space, in Germany to hold product and equipment inventory necessary to support our European operations. We believe this facility is adequate to satisfy demand for the foreseeable future.
We were incorporated in Delaware in 1987. Our principal executive offices are located at 1201 Clopper Road, Gaithersburg, Maryland 20878. Our telephone number is (301) 944-7000.

Risk factors
Investing in our securities involves a material degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth in this prospectus and any accompanying prospectus supplement delivered with this prospectus, as well as other information we include or incorporate by reference in this prospectus and any accompanying prospectus supplement.
We have incurred cumulative net losses to date and need to continue to spend substantial funds. We may not remain profitable and may need to seek additional financing.
We have had substantial operating losses since incorporation in 1987. We turned profitable during the fourth quarter of fiscal 2003, but prior to that we never earned a profit. At September 30, 2004, our accumulated deficit was approximately $60,361,000. Previous losses have resulted principally from:

•	expenses associated with our research and development programs;

•	our sales and marketing activities in the United States and internationally; and

•	other expenses, including administrative and facilities costs.
Historically, our net losses were $6,480,997 in fiscal 2001, $9,396,616 in fiscal 2002, and $4,323,511 in fiscal 2003. We had net income of approximately $21,542,000, which included a deferred tax benefit of approximately $14,898,000 in fiscal 2004, and we believe that our existing capital resources will be sufficient to meet the anticipated cash needs of our current business at least through calendar year 2005. However, if we incur operating losses during or after fiscal 2005 or if one or more of the events described in these Risk Factors actually occurs, we may have to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through alternative sources. Any equity financing would dilute our then-current stockholders. We do not have any committed sources of additional financing. Additional funding, if necessary, may not be available on acceptable terms, if at all. If adequate funds are not available, we may have to delay, scale-back or eliminate aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others. This may result in the relinquishment of our rights to some of our technologies, product candidates, products or potential markets.
We will not be able to achieve significant increases in our revenues if our HPV testing products and other diagnostic test products are not increasingly accepted by physicians and laboratories.
Our growth and success depend upon increasing market acceptance by physicians and laboratories of our HPV test products as a primary cervical cancer screening method, in conjunction with Pap tests, independent of Pap tests, and as a follow-up screening method for women with equivocal Pap tests. This requires acceptance of our HPV test products as a clinically useful and cost-effective alternative to the Pap test and follow-up procedures, such as repeat Pap tests, colposcopy and biopsy. We are a relatively new participant in the cervical cancer screening market. Pap tests have been the principal means of cervical cancer screening since the 1940s. Currently, approximately 60 million Pap tests are performed annually in the United States and we believe that 60 to 100 million are performed annually in the rest of the world. Women with normal Pap tests do not undergo follow-up treatment beyond routine Pap testing. Follow-up testing and treatment is based on the classification of the Pap test result. An equivocal, or ASC-US (Atypical Squamous Cells of Undetermined Significance), classification is given to Pap test results that cannot be definitively classified as either normal or abnormal; this classification occurs in approximately 5% to 7% of all cases.

HPV testing applies a new gene-based technology and testing approach that is different from the cytology (reviewing cells under a microscope) approach of the Pap test, which is a well-accepted method for cervical cancer screening. We have expended, and need to continue to spend, significant resources to educate physicians and laboratories about the patient benefits that can result from using our HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to perform our HPV test products. Using our HPV test products along with the Pap test for primary screening in the United States may be seen by some of these customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology and we frequently need to provide information to counteract this impression on a case-by-case basis. To date, we have been able to grow our revenues from sales of our HPV test products from approximately $19,495,000 in fiscal 2001 to approximately $74,581,000 in fiscal 2004 and approximately $22,449,000 for the first quarter of fiscal 2005. If we are not successful in executing our marketing strategies we will not be able to continue to grow our revenues.
Furthermore, technological advancements designed to improve quality control over sample collection and preservation and to reduce the Pap test’s susceptibility to human error may increase physician reliance on the Pap test and solidify its market position as the most widely used screen for cervical cancer.
Our products for the diagnosis of the presence of chlamydia and gonorrhea compete with other FDA-cleared products that detect the presence of such infectious diseases. Our marketing activities focus on providing information regarding the accuracy and objective nature of these diagnostic tests, but such activities are time-consuming and expensive. We believe the best way to increase our revenues from these products is to educate laboratories and physicians about the ability to run such tests from the same patient sample collected for HPV testing. If we are not successful in executing our marketing strategy we do not expect to significantly grow our revenues from these products. Our test to identify and monitor the viral load of hepatitis B virus is authorized for sale in the United States for research use only and, internationally, is one of a number of alternatives available to detect the presence of the hepatitis B virus.
If more third-party health insurance payors do not adequately reimburse for our HPV test products, the use of our HPV test products may not increase, thus negatively affecting our ability to grow our revenues.
A significant portion of the sales of our products in the United States and other markets depend, in large part, on the availability of adequate reimbursement to users of our tests from government insurance plans, including Medicare and Medicaid in the United States, managed care organizations and private insurance plans. We believe we have nearly universal coverage from U.S. government payors, third-party payors and managed care entities for our hc2 HPV Test as a follow-up test to categorize equivocal Pap test results. In addition, government payors, third-party payors and managed care entities that provide health insurance coverage to over 200 million people in the United States currently authorize reimbursement for the use of our DNAwithPaptm Test to adjunctively screen women age 30 and older to assess the presence or absence of significant, cancer-causing HPV types. We also seek reimbursement coverage in other countries where we market our products, particularly in Europe, and receipt of the necessary approvals is time-consuming and expensive. Reimbursement coverage for the Pap test is universal in the United States and in other markets where we sell our HPV test products.
Despite our success to date, third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests such as our HPV test products that involve new technology. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Thus, third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.
Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results.
We may incur more costs than expected in order to establish our own infrastructure in Europe to market, sell, distribute and support our HPV test products, and we may not achieve the desired increase in our profitability from such market.
In 2002 we made the decision to establish our own sales, marketing, distribution, warehousing and customer support infrastructure in Europe for the sale of our HPV test products and other products. Other companies selling medical diagnostic products in Europe are larger and significantly better capitalized than we are, and have had established European operations for a significantly longer period than we have. We had previously used third-party distributors to distribute and market our products in Europe, and our product inventory, distribution and customer support services are still in the development process. Approximately $11,203,000, or 31%, of our sales and marketing expenditures and approximately $5,561,000, or 29%, of our general and administrative expenditures for fiscal 2004 related to our activities in Europe. During the same period, approximately $12,865,000, or 17%, of our HPV testing revenues were from sales in Europe. We expect to continue to expend significant resources to grow and maintain our infrastructure as much as possible given the resources at our disposal, but such resources may not be sufficient to meaningfully increase our revenues in Europe. Our revenues and operating results could be hurt by our inability to successfully grow and maintain our distribution infrastructure or our inability to effectively market our products in Europe.
The decision to establish our own infrastructure in Europe has required us to establish multiple subsidiary corporations in Europe. This subjects us to the laws of multiple jurisdictions, including tax and employment laws, and the laws governing the import, storage and distribution of our products. Any failure to comply with these laws could have a material adverse impact on our business and operations.
The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate revenue therefrom.
Each of our products and product candidates are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. Governmental bodies in other countries also have medical device approval regulations which are becoming more extensive. Such regulations govern the majority of the commercial activities we perform, including the indications for which our products can be used, product development, product testing, product labeling, product storage, use of our products with other products and the manufacturing, advertising and promotion of our products for the approved indications. Compliance with these regulations is expensive and time-consuming. With respect to our HPV test products, we were the first company to obtain approval of regulatory applications for human papillomavirus testing in the United States and in many countries in Europe (our principal markets), which adds to our expense and increases the degree of regulatory review. The expense of submitting regulatory approval applications in multiple countries as compared to our available resources impacts the decisions we make about entering new markets.

Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or pre-market approval from the FDA prior to marketing the device for in vitro-diagnostic use. Clinical trials related to our regulatory submissions take years to execute and are a significant expense for us. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The pre-market approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years, but can also take longer. It took us more than four years to receive pre-market approval to offer our current generation HPV test product to test for the presence of the human papillomavirus in women with equivocal Pap test results and pre-market approval to use our DNAwithPap Test as a primary adjunctive cervical cancer screening test to be performed in conjunction with the Pap test for women age 30 and older. With respect to our ongoing efforts, in April 2002, we submitted a pre-market approval (PMA) supplement with the FDA seeking approval of the use of our hc2 HPV Test with TriPath Imaging, Inc.’s SurePath Test Pack sample collection system. In July 2002, we received notice from the FDA that the PMA supplement was not approvable as submitted. We worked with TriPath during fiscal 2004 to complete additional clinical studies and submitted the results of these studies to the FDA in August 2004 for pre-market approval. The regulatory time span increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the United States.
Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-market requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA finds that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	denial of our requests for 510(k) clearance or pre-market approval of product candidates;

•	withdrawal of 510(k) clearance or pre-market approval already granted; and

•	criminal prosecution.
Any enforcement action by the FDA may also affect our ability to commercially distribute our products in the United States.
Changes in existing requirements or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries in the world. For example, as of December 7, 2003, all in vitro diagnostic products sold in the European Union must bear the CE mark, which indicates compliance with the requirements of the In Vitro Diagnostic Directive. We elected to obtain the CE mark for our HPV test products, and chlamydia and gonorrhea tests. In December 2003 we stopped offering our diagnostic tests for hepatitis B virus and cytomegalovirus in the European Union countries, in large part as a result of the expense of complying with the requirements of the In Vitro Diagnostic Directive (in contrast to the expected revenue from these product offerings). Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. We may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

We may be sued for product liability claims or face product recalls for which our insurance may be inadequate.
We may be found liable if any of our products causes injury or fails to accurately diagnose disease, i.e., provides a “false negative” or “false positive” test result. We currently carry product liability insurance coverage with a combined single limit of $10,000,000. This coverage may not be adequate to protect us against future product liability claims. Product liability insurance may not be available to us in the future on commercially reasonable terms, if at all.
Our products are a complex interaction of biochemical reagents, and it is not uncommon for us to face manufacturing, raw material or supply chain problems. We have initiated product recalls from time to time in the past and additional product recalls may be necessary from time to time in the future, either voluntarily on our part or at the direction of the FDA or other government agencies. For example, in February 2003 we initiated a voluntary recall involving our HPV and chlamydia diagnostic tests. This recall was limited to certain product lots which were manufactured using a specific lot of raw material that had the potential to cause false positive patient specimen results. The root cause of this product performance issue related to an undisclosed change made by a raw material supplier that our raw material release testing procedure did not identify. Because this voluntary recall was limited to a certain identified lot of raw material, we were able to supply our customers with product manufactured from acceptable raw material lots. This recall resulted in a charge of approximately $425,000 to cost of product sales in one fiscal quarter. Although none of our past product recalls have had a material adverse impact on our business, we believe future product recalls could have a material adverse effect on our business, financial condition or reputation.
We are required to obtain and maintain royalty-bearing licenses to third party patents or patent applications, and loss of such licenses, or the need to obtain additional licenses, could materially adversely affect our ability to commercialize our products.
We have in-licensed patents to a number of cancer-causing human papillomavirus types, which, together with the patents to cancer-causing human papillomavirus types that we own, provide us with a competitive advantage. We may lose this competitive advantage if these licenses terminate or if the patents licensed thereunder expire or are declared invalid.
Our products and manufacturing processes require access to biological materials and other intellectual property that may be subject to patents and patent applications held by third parties. In addition, we have licenses to various patents covering intellectual property that we use in conjunction with applications of our Hybrid Capture technology. Third parties may have claims to these patents. An adverse outcome to such claims could subject us to significant liabilities to third parties or require us to obtain royalty-bearing licenses from third parties, cease sales of related products or revise the applications or products which employ the patented technology. Any licenses required for any such third party patents or proprietary rights may not be made available to us on commercially reasonable terms, if at all. Furthermore, we may be unable to make the necessary revisions to our applications or products.
We may discover that we need to obtain rights to an additional patent in order to commercialize our products. We may be unable to obtain such rights on commercially reasonable terms or at all, which could adversely affect our ability to grow our business.

We may inadvertently infringe upon the intellectual property rights of third parties, which could expose us to expensive intellectual property litigation, impose a significant strain on our resources and prevent us from developing or marketing our products.
There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries because of the uncertainties and complex legal, scientific and factual questions related to the ownership and protection of intellectual property. We have received inquiries regarding possible patent infringements relating to, among other things, aspects of our Hybrid Capture technology. We believe that the patents of others to which these inquiries relate are either not infringed by our Hybrid Capture technology or are invalid. However, we may be subject to further claims that our technology, including our Hybrid Capture technology, or our products infringe the patents or proprietary rights of third parties. We may also be forced to initiate legal proceedings to protect our patent position or other proprietary rights. These proceedings are often expensive and time-consuming, even if we were to prevail.
We have the only fully commercialized and FDA-approved test for the detection of human papillomavirus, which provides us with a competitive advantage that may be adversely impacted if other companies develop and commercialize alternative human papillomavirus tests.
Although we have the only fully commercialized and FDA-approved test for the detection of human papillomavirus, a significant portion of our HPV-related intellectual property is in the public domain, subject to patents that will begin to expire in the next few years or not licensed to us on a sole and exclusive basis. As a result, we believe other companies are developing or will develop HPV detection tests in the next few years.
For example, F. Hoffman-La Roche Ltd. (Roche) has publicly announced its ongoing development of a test for the detection of human papillomavirus and in April 2004 announced that it launched such test in Europe. In June 2002, Institut Pasteur announced that it had transferred its human papillomavirus intellectual property estate to Roche, which included an assignment of the cross license between Digene and Institut Pasteur. Based upon the human papillomavirus types to which Roche has announced that it acquired access as a result of the transfer by Institut Pasteur, the human papillomavirus types covered by Roche’s own patents and the human papillomavirus types that are publicly available, and despite our continuing exclusive right to certain high risk HPV types, we believe Roche may have the ability to develop a human papillomavirus test that would be competitive with our HPV test products in our principal markets. Roche has substantially greater resources than we do. We may not be able to compete successfully against Roche if it markets a human papillomavirus test competitive with our HPV Test.
Ventana Medical Systems, Inc. is selling an in situ diagnostic test for the detection of human papillomavirus. We believe Ventana’s activities infringe our intellectual property and we have initiated patent infringement litigation against Ventana. If we are not successful in such litigation, and if Ventana obtains FDA approval for a test competitive with our HPV test products, we may lose significant HPV testing revenue to Ventana.
We are also aware that a significant number of laboratory organizations and other companies are developing and using internally developed, or “home-brew,” human papillomavirus tests. These tests, although not approved by the FDA or similar non-U.S. regulatory authorities, do offer an alternative to our HPV test products that could limit the laboratory customer base for our product. We are monitoring these activities.

Single suppliers or a limited number of suppliers provide key components of our products. If these suppliers fail to supply these components, we may be unable to manufacture sufficient product to satisfy demand which would negatively impact our revenues.
Several key components of our products come from, or are manufactured for us by, a single supplier or limited number of suppliers. This applies in particular to three components, chemiluminescent substrates (used to create a chemical reaction that causes light in connection with our Hybrid Capture signal amplified molecular technology), our Rapid Capture system that serves as the automation platform developed for large-scale diagnostic testing using the Hybrid Capture technology and the 96-well microplate used by laboratories to run our diagnostic test products. We have been able, to date, to enter into long-term contracts with these single source suppliers. In some cases, however, the supplier of a key component is not required to supply us with specified quantities over longer periods of time or set-aside part of its inventory for our forecasted requirements. We have not arranged for alternative supply sources for these components and it may be difficult to find alternative suppliers, if at all. If our products sales increase beyond the forecast levels, or if our suppliers are unable or unwilling to supply us components on a timely basis, we may be unable to satisfy product demand.
In addition, if any of the components of our products are no longer available in the marketplace, we may be forced to further develop our products or technology to incorporate alternate components. The incorporation of new components into our products may require us to seek approvals from the FDA or foreign regulatory agencies prior to commercialization.
We may encounter difficulties expanding our manufacturing operations as demand for our products increases, which would negatively impact our revenues. We depend on a single facility for the manufacture of all of our diagnostic test kits and any temporary stoppage at that site would have a material adverse effect on our business.
If product sales increase, we will have to scale-up our manufacturing processes and facilities. We may encounter difficulties in scaling-up manufacturing processes and may be unsuccessful in overcoming such difficulties. In such circumstances, our ability to meet product demand may be impaired or delayed.
We have a single manufacturing facility located in Gaithersburg, Maryland. This facility is subject, on an ongoing basis, to a variety of quality systems regulations, international quality standards and other regulatory requirements, including current good manufacturing practices requirements of the FDA. We may encounter difficulties maintaining or expanding our manufacturing operations in accordance with these regulations and standards, which could result in a delay or termination of manufacturing or an inability to meet product demand.
We face risks inherent in operating as a single facility for the manufacture of our products. We do not have alternative production plans in place or alternative facilities available if we experience prolonged facility failure at our Gaithersburg, Maryland manufacturing facility. These risks include unforeseen manufacturing delays or stoppage due to equipment, raw material supply disruption, regulatory, environmental or other factors, and the resulting inability to meet customer orders on a timely basis. For example, our products and key raw material components require refrigeration to maintain efficacy. During the summer of 2003, the Northeast and Mid-Atlantic (where our facility is located) regions of the United States experienced loss of electrical power for sustained periods. During that time, we discovered that such widespread electrical loss disrupted the ability of our vendors to ship raw material components to us and disrupted the ability of overnight express delivery companies to handle delivery of our products to customers. Our then-current generator capacity was sufficient to maintain our manufacturing and inventory operations, but such events caused us to re-assess and upgrade our generator capacity and identify, where possible, alternative sources for raw material components. If similar events occur for sustained periods in the future, we may not be able to obtain and maintain adequate raw material supplies, or manufacture and deliver our products sufficient to meet then-current demand, which would have a substantial negative effect on our business.
Our international sales are subject to currency, market and regulatory risks that are beyond our control.
For fiscal 2004, we derived approximately 25% of our consolidated revenues from the international sales of our products and services in foreign currencies and we expect that international sales will continue to account for a large portion of our sales. Changes in the rate of exchange of foreign currencies into United States dollars have and may hurt our revenues and results of operations.
In particular, we sell products in, and derive revenues from, less economically developed countries. Many of these countries have suffered from economic and political crisis or instability, including countries in Latin America, Asia and Eastern Europe. During such times, the value of local currency in such countries has decreased, sometimes dramatically, negatively impacting our average unit prices. At the same time, unit sales of our products have also decreased in such countries. In the past, this has adversely affected our revenues and operating results. Future economic and political instability in foreign countries may affect demand for our products and the value of the local currency, and thus, negatively affect our revenues and results of operations.
The extent and complexity of medical products regulation are increasing worldwide, particularly in Europe, with regulation in some countries nearly as extensive as in the United States. Further, we must comply with import and export regulations when distributing our products to foreign nations. Each foreign country’s regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money and effort. As a result, we may not be able to successfully commercialize our products in foreign markets at or beyond the level of commercialization we have already achieved.
Our stock price could continue to be volatile, so that a purchaser in this offering may not be able to sell the common stock purchased for more than the purchase price.
Our stock price has been volatile. For example, between July 1, 2002 and today, the market price of our common stock has fluctuated between $6.22 and $49.45, and between July 1, 2003 and today, the market price of our common stock has fluctuated between $18.50 and $49.45.
The realization of any of the risks described in these Risk Factors or other unseen risks could have a dramatic and adverse effect on the market price of our common stock. Additionally, market prices for securities of biotechnology and diagnostic companies, including ours, have historically been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons that are unrelated to the operating performance of any one company. In particular, and in addition to the other risks described elsewhere in these Risk Factors, the following factors can adversely affect the market price of our common stock:

•	failure to successfully achieve our financial expectations;

•	announcements of technological innovation or new diagnostic products by others;

•	general market conditions;

•	any failure of our research and development or regulatory approval process; and

•	changes in government regulation or patent decisions.

Members of our management team together own a substantial interest in us, which may lead potential acquirors to require their prior approval of proposed acquisition transactions.
As of November 2, 2004, our Chairman and Chief Executive Officer and our President, Chief Operating Officer and Chief Financial Officer beneficially owned an aggregate of approximately 20.6% of our outstanding shares of common stock. As a result, a third party approaching us with a proposed acquisition transaction, such as a merger or tender offer, may require the prior approval from such officers of the proposed transaction before investing the funds necessary to pursue such transaction with Digene.
We have adopted anti-takeover provisions that may prevent or frustrate any attempt to replace or remove our current management by the stockholders or discourage bids for our common stock. These provisions may also affect the market price of our common stock.
Our board of directors has the authority, without further action by the stockholders, to issue, from time to time, up to 1,000,000 shares of preferred stock in one or more classes or series and to fix the rights and preferences of such preferred stock. The board of directors could use this authority to issue preferred stock to discourage an unwanted bidder from making a proposal to acquire the company. Our certificate of incorporation also provides for staggered terms for members of the board of directors. This provision means it could take up to three years to replace our existing directors without the support of the board of directors. Additionally, our bylaws establish an advance-notice procedure for stockholder proposals and for nominating candidates for election as directors. These provisions of our certificate of incorporation and bylaws may prevent or frustrate any attempt to replace or remove our current directors or management by stockholders, which may have the effect of delaying, deterring or preventing a change in control transaction.
Further, we are subject to provisions of Delaware corporate law, which, subject to limited exceptions, will prohibit us from engaging in any “business combination” with a person who, together with affiliates and associates, owns 15% or more of our common stock, referred to as an interested stockholder, for a period of three years following the date that such person becomes an interested stockholder, unless the business combination is approved by our board of directors in a prescribed manner. Although we do not currently have a stockholder that meets the “interested stockholder” definition, these provisions of Delaware law may make business combinations more time consuming or expensive and have the impact of requiring our board of directors to agree with a proposal before it is accepted and presented to stockholders for consideration. These anti-takeover provisions might discourage bids for our common stock.

Forward-looking statements
Some of the statements in this prospectus and the documents incorporated by reference constitute forward-looking statements. These statements discuss goals, intentions and expectations as to future trends, plans, events or other information relating to us, based on the current beliefs of our management as well as assumptions made by and information currently available to management. Words such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or similar phrases or expressions identify forward-looking statements.
Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions, any or all of which ultimately may prove to be inaccurate. Factors that might cause or contribute to differences between our expectations and actual results include: uncertainty of market acceptance of our products by the worldwide medical community; our ability to scale up our manufacturing to the extent product sales increase; dependence on third-party reimbursement from government entities, managed care organizations, and private insurance plans; risk that other companies may develop and market HPV tests competitive with our own; uncertainty regarding patents and propriety rights in connection with our products and products in development; uncertainty as to ongoing litigation; our limited sales and marketing experience; the extent of future expenditures for sales and marketing programs; uncertainty of clinical trial results for our products in development; delay in or failure to obtain regulatory approvals for our products in development; uncertainty of future profitability and cash generation from operations; our ability, if necessary, to obtain requisite additional financing to fund our operations beyond calendar year 2005; and risks inherent in international transactions, including those relating to our expansion in Europe and elsewhere.
Use of proceeds
Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from the sale of securities that we may offer to provide additional funds for working capital and other general corporate purposes.
We will not receive any of the proceeds from the sale of our common stock offered by the Selling Stockholder.

Ratio of earnings to fixed charges
The following are our consolidated ratios of earnings to fixed charges for each of the periods indicated:

	Year Ended						Three Months
							Ended
	June 30,	June 30,	June 30,	June 30,	June 30,		September 30,
	2000	2001	2002	2003	2004		2004

Ratio of earnings to fixed charges(1)	—	—	—	—	40.25	x	—

(1)	For the fiscal years ended June 30, 2000, 2001, 2002 and 2003 and the three months ended September 30, 2004, earnings were insufficient to cover fixed charges by approximately $6,583,000, $6,353,000, $9,154,000 and $3,827,000, and $10,276,000, respectively. For this reason, no ratios are provided.

Securities that may be offered with this prospectus
We may offer shares of our common stock, preferred stock or debt securities from time to time. The total aggregate dollar amount of all of the shares of common stock or preferred stock or debt securities that we may issue will not exceed $90,000,000. The Selling Stockholder may offer, from time to time, up to 1,741,150 shares of our common stock in one or more offerings. When we use the term “securities” in this prospectus, we mean any of the securities that may be offered with this prospectus unless we say otherwise. This prospectus describes the general terms that may apply to the securities. The specific terms of any particular securities that we may offer will be described in a separate supplement to this prospectus.
Common stock
We and/or the Selling Stockholder may offer shares of our common stock. Our common stock currently is traded on the NASDAQ National Market under the symbol “DIGE.”
Preferred stock
We may offer shares of our preferred stock. We currently have no shares of preferred stock outstanding. Our preferred stock may be issued from time to time in one or more series with such designation, preferences and rights of the shares of such series and qualifications, limitations or restrictions thereon as established by our Board of Directors.
Debt securities
We may offer debt securities, in one or more series. For any particular debt securities we offer, the applicable prospectus supplement will describe the specific designation, the aggregate principal or face amount and the purchase price, the ranking, the stated maturity, the redemption terms, if any, the conversion terms, if any, the rate or manner of calculating the rate and the payment dates for interest, if any, the amount or manner of calculating the amount payable at maturity and whether that amount may be paid by delivering cash, securities or other property, and any other specific terms. We will issue any debt securities under an indenture described in this prospectus between us and Wachovia Bank, National Association, as trustee.

Description of capital stock
General
We are authorized to issue 50,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.10 par value per share. The following description of our capital stock is subject to and qualified in its entirety by our certificate of incorporation and bylaws, each as amended and restated, and by the provisions of applicable Delaware law.
Common stock
The applicable prospectus supplement relating to an offering of common stock will contain the specific terms of such offering, including the number of shares offered, the initial offering price and market price and dividend information.
As of November 2, 2004, there were 19,943,923 shares of our common stock outstanding. These shares were held of record by approximately 147 stockholders. Our common stock is traded on the NASDAQ National Market under the symbol “DIGE.” The Transfer Agent and Registrar for our common stock is StockTrans, Inc.
Subject to the rights of the holders of preferred stock, holders of our common stock are entitled to receive dividends, when and if declared by the Board of Directors out of our assets or funds legally available therefor and shall share equally on a per share basis in all such dividends. We have never paid dividends on our common stock and have no current plans to do so.
At every meeting of stockholders, every holder of common stock is entitled to one vote per share. Subject to any voting rights which may be granted to holders of preferred stock, any action submitted to stockholders is approved if the number of votes cast in favor of such action exceeds the number of votes required by the provisions of our certificate of incorporation or bylaws, subject to applicable quorum requirements.
In the event of any liquidation, dissolution or winding-up of our business, whether voluntary or involuntary, the holders of common stock would be entitled to share equally in the assets available for distribution after payment of all liabilities and provision for the liquidation preference of any shares of preferred stock then outstanding.
The holders of common stock have no preemptive rights, cumulative voting rights, subscription rights, or conversion rights and the common stock is not subject to redemption. The rights, preferences and privileges of holders of common stock are subject to the rights, preferences and privileges of any preferred stock which we may issue in the future which could have priority with respect to dividends and liquidation distributions.
Preferred stock
We may offer shares of our preferred stock. We currently have no shares of preferred stock outstanding. Our preferred stock may be issued from time to time in one or more series with such designation, preferences and rights, qualifications, limitations or restrictions as established by our Board of Directors. The issuance of any preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of our common stock. The ability of our Board of Directors to issue preferred stock could discourage, delay or prevent a takeover or change in control.

The terms of any particular series of preferred stock will be described in the prospectus supplement relating to the offering of shares of that particular series of preferred stock, including, where applicable:

•	the series designation, stated value and liquidation preference of such preferred stock and the number of shares offered;

•	the offering price;

•	the dividend rate or rates (or method of calculation), the date or dates from which dividends shall accrue, and whether such dividends shall be cumulative or non-cumulative and, if cumulative, the dates from which dividends shall commence to cumulate;

•	any redemption or sinking fund provisions;

•	the amount that shares of such series shall be entitled to receive in the event of our liquidation, dissolution or winding-up;

•	the terms and conditions, if any, on which shares of such series shall be exchangeable for shares of our stock of any other class or classes, or other series of the same class;

•	the voting rights, if any, of shares of such series;

•	the status as to reissuance or sale of shares of such series redeemed, purchased or otherwise reacquired, or surrendered to us on conversion or exchange;

•	the conditions and restrictions, if any, on the payment of dividends or on the making of other distributions on, or the purchase, redemption or other acquisition by us, of our common stock or of any other class of our stock ranking junior to the shares of such series as to dividends or upon liquidation;

•	the conditions and restrictions, if any, on the creation of indebtedness of us, or on the issue of any additional stock ranking on a parity with or prior to the shares of such series as to dividends or upon liquidation; and

•	any additional dividend, liquidation, redemption, sinking or retirement fund and other rights, preferences, privileges, limitations and restrictions of such preferred stock.
If we issue shares of preferred stock under this prospectus and a related prospectus supplement, the shares will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.
Anti-takeover provisions in our certificate of incorporation and bylaws
Our certificate of incorporation provides that the board of directors will be divided into three classes, with each class containing as nearly as possible one-third of the total number of directors and with the members of each class serving for staggered three-year terms. At each annual meeting of our stockholders, the number of directors equal to the number of the class whose term expires at the time of such meeting will be elected to hold office until the third succeeding annual meeting of stockholders. We currently have seven directors, divided into two classes of two directors and one class of three directors. A classified board could make it more difficult for stockholders to take control of our Board of Directors because it would take at least two years to nominate and elect a majority of our Board of Directors.
Our bylaws provide that the number of directors shall be as determined by the Board of Directors from time to time. It further provides that directors may be removed only for cause, and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote at an election of directors. These provisions, in conjunction with the provision of the bylaws authorizing the board of directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.
Our bylaws contain provisions requiring that advance notice be delivered to us describing any business proposal that a proposing stockholder seeks to raise at any meeting of our stockholders and establishing procedures to be followed by stockholders in nominating persons for election to the Board of Directors. As described in the bylaws, any such notice must set forth specific information regarding the proposing or nominating stockholder and such business proposal or director nominee.
The preceding provisions could have the effect of discouraging, delaying or making more difficult certain attempts to acquire us or to remove incumbent directors even if a majority of our stockholders believe it is in their or our best interests. The foregoing are summaries of the anti-takeover provisions in our certificate of incorporation and bylaws. The summaries are not complete. For additional information you can read our certificate of incorporation and bylaws, both of which are exhibits to the Registration Statement on Form S-3 of which this prospectus is a part.
Delaware anti-takeover law
We are subject to Section 203 of the Delaware General Corporation law, or the DGCL, which, subject to certain exceptions and limitations, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (for the purposes of determining the number of shares outstanding under the DGCL, those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer are excluded from the calculation); or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
For purposes of Section 203, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
For purposes of Section 203, an interested stockholder is defined as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Armonk Partners, the Selling Stockholder, owns approximately 20% of our common stock and has held such stock for more than three years.
We believe these Delaware anti-takeover law provisions could discourage bids to acquire us, particularly in a hostile, unfriendly takeover situation, and may add to the cost of any potential business combination.
Description of debt securities
The following description sets forth the material terms and provisions of the debt securities we may offer pursuant to this prospectus and prospectus supplement. Our senior debt securities will be issued under an indenture between us and the trustee Wachovia Bank, National Association and a related indenture supplement that will be entered into by the trustee and us at the time of issuance of each series of senior debt securities. We refer to this indenture in this prospectus as the “senior indenture.” Our subordinated debt securities will also be issued under an indenture between us and the trustee and a related indenture supplement that will be entered into by the trustee and us at the time of issuance of each series of subordinated debt securities. We refer to this indenture in this prospectus as the “subordinated indenture.” The senior indenture and the subordinated indenture are sometimes referred to herein together as the “Digene indentures” and each individually as a “Digene indenture.” The senior indenture and the subordinated indenture are identical, except for the provisions relating to subordination contained in the subordinated indenture.
We have filed the Digene indentures with the registration statement of which this prospectus is a part, and have included in this description section references to help you find the provisions to which we are referring. You should refer to the Digene indentures filed with the registration statement of which this prospectus is a part for complete information regarding their terms and provisions. Wherever particular articles, sections or defined terms of a Digene indenture, without specific reference to a particular Digene indenture, are referred to, those articles, sections or defined terms are contained in both Digene indentures.
With respect to any specific offering of any series of debt securities, the particular terms of such series of debt securities will be described in a prospectus supplement. The particular terms of any series of debt securities offered, and the extent to which the general provisions described below may apply to the offered series of debt securities will be provided for in an indenture supplement entered into by us and the trustee at the time of such offering.
General
The Digene indentures do not limit the aggregate principal amount of the debt securities which we may issue and provide that we may issue the debt securities from time to time in one or more series. (Section 3.1) The Digene indentures do not limit the amount of other indebtedness, other than certain secured indebtedness as described below, which we or our subsidiaries may issue.

Any series of senior debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. Any series of subordinated debt securities will be unsecured obligations, subordinated in right of payment to the prior payment in full of all our senior indebtedness as described below under “Subordination of the subordinated debt securities.” We currently have no issued and outstanding senior debt securities or subordinated debt securities. As of September 30, 2004, $772,485 of the outstanding indebtedness of us and our subsidiaries would have constituted senior indebtedness.
The indenture supplement relating to any particular series of debt securities issued under a Digene indenture will provide for, and the related prospectus supplement relating to such offered debt securities will describe, the following terms, as applicable:

•	the title of such debt securities and the series in which those debt securities will be included;

•	any limit upon the aggregate principal amount of such series of debt securities;

•	the date or dates, or the method or methods, if any, by which the date or dates will be determined, on which the principal of such series of debt securities will be payable;

•	the rate or rates at which such series of debt securities will bear interest, if any, which rate may be zero in the case of certain debt securities issued at an issue price representing a discount from the principal amount payable at maturity, or the method by which the rate or rates will be determined, including, if applicable, any remarketing option or similar method, and the date or dates from which that interest, if any, will accrue or the method by which the date or dates will be determined;

•	the date or dates on which interest, if any, on such series of debt securities will be payable and any regular record dates applicable to the date or dates on which interest will be so payable;

•	the place or places where (1) the principal of, any premium or interest on or any additional amounts on such series of debt securities will be payable, (2) such series of debt securities that are issued in registered form may be surrendered for registration of transfer or exchange, and (3) such series of debt securities may be surrendered for conversion or exchange;

•	whether any debt securities of such series are to be redeemable at our option, whether we will be obligated to redeem or purchase any of such series of debt securities pursuant to any sinking fund or analogous provision or at the option of any holder of such debt securities, and the terms of the option or obligation, as described under “— Redemption” below;

•	if other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which any of such series of debt securities to be issued in registered form will be issuable and, if other than a denomination of $5,000, the denominations in which any of such series of debt securities to be issued in bearer form will be issuable;

•	whether such series of debt securities will be convertible and/or exchangeable into our common stock or other of our securities, and, if so, the terms and conditions upon which such debt securities will be so convertible or exchangeable;

•	if other than the entire principal amount, the portion of the principal amount, or the method by which that portion will be determined, of such series of debt securities that will be payable upon declaration of acceleration of the maturity;

•	if other than United States dollars, the currency of payment, including composite currencies, of the principal of, any premium or interest on or any additional amounts on any of such series of debt securities;

•	whether the principal of, any premium or interest on or any additional amounts on such series of debt securities will be payable, at our election or the election of a holder, in a currency other than that in which such series of debt securities are stated to be payable and the date or dates on which, the period or periods within which, and the other terms and conditions upon which, that election may be made;

•	any index, formula or other method used to determine the amount of payments of principal of, any premium or interest or any additional amounts on such series of debt securities;

•	if such series of debt securities will be issued as registered in the name of the holder or as a bearer security, or both;

•	whether, if such series of debt securities are bearer securities, they will be issued with or without coupons and any restrictions applicable to the offer, sale or delivery of the bearer securities and the terms, if any, upon which bearer securities may be exchanged for debt securities registered in the name of the holder;

•	whether such series of debt securities are to be issued in the form of one or more global securities and, if so, whether issued in temporary or permanent global form or both, whether beneficial owners of interests in the global security may exchange such interests and the identity of the depositary for that global security or securities;

•	whether such series of debt securities are senior debt securities or subordinated debt securities and, if subordinated debt securities, the specific subordination provisions applicable to them;

•	in the case of a series of subordinated debt securities, the relative degree, if any, to which such subordinated debt securities will be senior to or be subordinated to other series of subordinated debt securities or other indebtedness of ours in right of payment, whether the other series of subordinated debt securities or other indebtedness are outstanding or not;

•	any deletions from, modifications of or additions to the events of default (as defined below under “— Events of default”) or covenants of ours relevant to such series of debt securities;

•	whether the provisions described below under “— Discharge, defeasance and covenant defeasance” will be applicable to debt securities of or within such series;

•	if there is more than one trustee, the identity of the trustee and, if not the trustee, the identity of such security registrar, paying agent or authenticating agent with respect to such series of debt securities; and

•	any other specific terms of such series of debt securities. (Section 3.1)

Under the terms of the indentures, we will have the ability to “reopen” a previously issued series of the debt securities and issue additional debt securities of that series. We are also permitted to issue debt securities with the same terms as previously issued debt securities. (Section 3.1)
Principal, premium, interest and additional amounts, if any, on any series of debt securities will be payable at the office or agency maintained by us or by an agent or the trustee, as described in the applicable prospectus supplement. In the case of debt securities issued in registered form, interest may be paid by check mailed to the persons entitled to it at their addresses appearing on the security register or by transfer to an account maintained by the payee with a bank located in the United States. Interest on debt securities issued in registered form will be payable on any interest payment date to the persons in whose names the debt securities are registered at the close of business on the regular record date on that interest payment date. All paying agents initially designated by us for any particular offering of a series of debt securities will be named in the related prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place where the principal of, any premium or interest or any additional amounts on such series of debt securities are payable. (Sections 3.7 and 10.2)
The debt securities issued in any series may be presented for transfer or exchanged for other debt securities of the same series, containing identical terms and provisions, in any authorized denominations, and of a like aggregate principal amount, at the office or agency maintained by us for these purposes. The transfer or exchange will be made without service charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses then payable. We will not be required to:

•	issue, register the transfer of, or exchange, the debt securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities and ending at the close of business on the day of mailing, or

•	register the transfer of or exchange any debt security so selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part. (Section 3.5)
Any modification of these sections of the indentures for any particular series of debt securities will be provided for in a related indenture supplement and described in a related prospectus supplement offering such series of debt securities.
The trustee will be appointed as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us for any series of debt securities will be named in the related prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place where the principal of, any premium or interest on or any additional amounts on the debt securities of any series are payable. (Section 10.2)
The debt securities will be issued only in fully registered form without coupons in minimum denominations of $1,000 and any integral multiple of $1,000 unless otherwise set forth in the related indenture supplement and described in a prospectus supplement. The debt securities of any series may be represented in whole or in part by one or more global debt securities registered in the name of a depositary or its nominee and, if so represented, interests in the global debt security will be shown on, and transfers thereof will be effected only through, records maintained by the designated depositary and its participants as described below. Where the debt securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special United States Federal income tax considerations, applicable to those debt securities and to payment on and transfer and exchange of those debt securities will be described in the related prospectus supplement.
The debt securities may be issued as original issue discount securities, bearing no interest or bearing interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below their principal amount. Special United States Federal income tax and other considerations applicable to original issue discount securities will be described in the related prospectus supplement.
If the purchase price of any debt securities is payable in one or more foreign currencies or currency units or if any debt securities are denominated in one or more foreign currencies or currency units or if the principal of, or any premium or interest or any additional amounts on, any debt securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain United States Federal income tax considerations, specific terms and other information on those debt securities and any foreign currency or currency units will be described in the related prospectus supplement.

We will comply with Section 14(e) under the Securities Exchange Act of 1934, and any other tender offer rules under the Securities Exchange Act of 1934 which may then be applicable, in connection with any obligation of ours to purchase debt securities at the option of the holders. Any of these obligations applicable to a series of debt securities will be described in the related prospectus supplement.
The Digene indentures do not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of the debt securities for information regarding any deletions from, modifications of or additions to the events of default described below or to our covenants contained in the Digene indentures. Any such deletions from, modifications of or additions to the events of default described below or to our covenants will be provided for in the applicable indenture supplement between us and the trustee.
Conversion and exchange
The terms, if any, on which debt securities of any series are convertible into or exchangeable for common stock, preferred stock or other of our securities, property or cash, or a combination of any of the foregoing, will be set forth in the related indenture supplement and described in a prospectus supplement. These terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at our option, in which the securities, property or cash to be received by the holders of the debt securities would be calculated according to the factors determined at the time of such offering and described in the related prospectus supplement.
Global securities
The debt securities of a series may be issued in whole or in part in the form of one or more global debt securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to that series. The specific terms of the depositary arrangement for a series of the debt securities will be described in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depositary arrangements.
Upon the issuance of a global security, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by that global security. These accounts will be designated by the underwriters or agents for the debt securities or by us if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee of the interests of participants, and on the records of participants of the interests of persons other than participants. The laws of some states require that certain purchasers of securities take physical delivery of these securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.
So long as the depositary for a global security, or its nominee, is the registered owner of the global security, that depositary or nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable Digene indenture. Except as described below, owners of beneficial interests in a global security will not be entitled to have the debt securities of the series represented by a global security registered in their names and will not receive or be entitled to receive physical delivery of the debt securities of that series in definitive form.
Payments of principal of, any premium and interest on, and any additional amounts on, the debt securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the debt securities. None of the trustee, any paying agent, the security registrar or us will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security for any debt securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.
We expect that the depositary for a series of the debt securities or its nominee, upon receipt of any payment, will immediately credit participants’ accounts with payments in amounts proportionate to their beneficial interest in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests held through participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of the participants.
The Digene indentures provide that if:

•	the depositary for a series of the debt securities notifies us that it is unwilling or unable to continue as depositary or if it ceases to be eligible under the applicable Digene indenture and a successor depositary is not appointed by us within 90 days of written notice,

•	we determine that the debt securities of a particular series will no longer be represented by global securities and we execute and deliver to the trustee a company order to this effect, or

•	an event of default (which are described below) has occurred and is continuing, the global securities will be exchanged for the debt securities of such series in definitive form of like tenor and of an equal aggregate principal amount, in authorized denominations. The definitive debt securities will be registered in the name or names that the depositary instructs the trustee. (Section 3.5) We expect that these instructions may be based upon directions received by the depositary from participants for ownership of beneficial interests in global securities.
Payment of additional amounts
We will make all payments of principal of, and premium, if any, interest and any other amounts on, or in respect of, the debt securities of any series without withholding or deduction for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of a taxing jurisdiction or any political subdivision or taxing authority, unless the taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by:

•	the laws, or any regulations or rulings promulgated thereunder, of a taxing jurisdiction or any political subdivision or taxing authority or

•	an official position regarding the application, administration, interpretation or enforcement of any relevant laws, regulations or rulings, including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a taxing jurisdiction or any political subdivision of that jurisdiction.
If we are required to withhold or deduct any amount, we will, subject to limitations and exceptions described below, pay to the holder of any affiliated debt security any additional amounts necessary so that every net payment of principal, premium, if any, interest or any other amount made to the holder, after the withholding or deduction, will not be less than the amount provided for in any debt security and the applicable Digene indenture to be then due and payable.
We will not be required to pay any additional amounts for or on account of:
(1) any tax, fee, duty, assessment or governmental charge of whatever nature which would not have been imposed but for the fact that the holder

•	was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, the debt security,

•	presented the debt security for payment in the relevant taxing jurisdiction or any political subdivision thereof, unless the debt security could not have been presented for payment elsewhere, or

•	presented the debt security for payment more than 30 days after the date on which the payment became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to the additional amounts if it had presented the debt security for payment on any day within that 30-day period;
(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;
(3) any tax, assessment or other governmental charge that is imposed or withheld because the holder or the beneficial owner failed to comply with any reasonable request by us addressed to the holder within 90 days of our request

•	to provide information concerning the nationality, residence or identity of the holder or beneficial owner or

•	to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any of its political subdivisions as a precondition to exemption from all or part of the tax, assessment or other governmental charge; or

(4)	any combination of items (1), (2) and (3).
In addition, we will not pay additional amounts of principal of, or premium, if any, interest or any other amounts on, any debt security to any holder who is a fiduciary or partnership or other than the sole beneficial owner of that debt security to the extent the payment would be required by the laws of the relevant taxing jurisdiction, or any of its political subdivisions or relevant taxing authorities, to be included in the income for tax purposes of a beneficiary or partner or settlor, fiduciary or a member of that partnership or a beneficial owner who would not have been entitled to the additional amounts had it been the holder of the debt security. (Section 10.4)
Redemption
The prospectus supplement relating to the particular series of debt securities being offered will describe:

•	whether and on what terms we will have the option to redeem the debt securities instead of paying additional amounts for certain taxes, fees, duties, assessments or governmental charges that might be imposed on holders of those debt securities,

•	whether any of the debt securities are to be redeemable at our option and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which the debt securities may be redeemed, in whole or in part, at our option, and

•	whether we will be obligated to redeem or purchase any of the debt securities pursuant to any sinking fund or analogous provision or at the option of any holder and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which the debt securities will be redeemed or purchased, in whole or in part, and any provisions for the remarketing of the debt securities so redeemed or purchased.
If the holders of the debt securities of a particular series have the right to cause us to repay their indebtedness upon a change of control involving us, we will describe the terms of this right in a prospectus supplement.
The Digene indentures provide that if we do not redeem all of the debt securities of a particular series, the trustee will select the securities to be redeemed by the method as it deems fair and appropriate. If any debt securities of a series are to be redeemed in part only, we will issue a new security of the same series in principal amount equal to the unredeemed principal portion. If a portion of the debt securities is selected for partial redemption and the holder converts or elects repurchase of a portion of its debt securities, the converted or repurchased portion will be deemed to be taken from the portion selected for redemption. Notice of any redemption setting forth the redemption date and redemption price must be given at least 30 days but not more than 60 days before the redemption date to each holder of debt securities to be redeemed or at any time provided for in the applicable indenture supplement and described in the related prospectus supplement.
Consolidation, amalgamation, merger and sale of assets
Each Digene indenture provides that we may not:
(1) consolidate or amalgamate with or merge into any person or convey, transfer or lease our properties and assets as an entirety or substantially as an entirety to any person, or
(2) permit any person to consolidate or amalgamate with or merge into us, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to us, unless:

•	in the case of (1) above, that person is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and will expressly assume, by supplemental indenture satisfactory in form to the trustee, the due and punctual payment of the principal of, any premium and interest and any additional amounts on all of the debt securities issued under the relevant indenture, and the performance of our obligations under that Digene indenture and the affected debt securities issued under it, and provides for conversion or exchange rights in accordance with the provisions of the debt securities of any series that are convertible or exchangeable into common stock or other of our securities,

•	immediately after giving effect to this kind of transaction and treating any indebtedness which becomes our obligation or the obligation of any of our subsidiaries as a result of that transaction as having been incurred by us or the relevant subsidiary at the time of the transaction, no event of default, and no event which after notice or lapse of time or both would become an event of default, will have happened and be continuing, and

•	certain other conditions are met. (Section 8.1)

Events of default
Unless otherwise specified in the applicable prospectus supplement, an “event of default” with respect to any series of debt securities means any of the following:
(1) default in the payment of any interest on any debt security of that series, or any additional amounts payable on that debt security, when that interest becomes, or those additional amounts become, due and payable, and continuance of the default for a period of 30 days,
(2) default in the payment of the principal of or any premium on any debt security of that series, or any additional amounts payable on that debt security, when that principal or premium becomes, or that additional amounts become, due and payable either at maturity, upon any redemption, by declaration of acceleration or otherwise,
(3) default in the deposit of any sinking fund payment, when and as due by the terms of any debt security of that series,
(4) default in the performance, or breach, of any covenant or warranty of ours contained in the applicable Digene indenture for the benefit of such series or in the debt securities of such series, and the continuance of default or breach for a period of 60 days after written notice has been given as provided in Digene indenture,
(5) if any event of default (as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness of ours, whether the indebtedness now exists or is hereafter created or incurred) happens and consists of default in the payment of more than $50,000,000 in principal amount of the indebtedness at the maturity thereof, after giving effect to any applicable grace period, or results in the indebtedness in principal amount in excess of $50,000,000 becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and the default is not cured or the acceleration is not rescinded or annulled within a period of 30 days after written notice has been given as provided in the applicable Digene indenture,
(6) we shall fail within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of $50,000,000, which is not stayed on appeal or is not otherwise being appropriately contested in good faith,
(7) certain events in our bankruptcy, insolvency or reorganization, and
(8) any other event of default provided in or pursuant to an indenture supplement under the applicable Digene indenture for the debt securities of that series. (Section 5.1)
If an event of default on the debt securities of any series, other than an event of default described in (7) of the preceding paragraph, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that related series by written notice as provided in the applicable Digene indenture may declare the principal amount, or any lesser amount as may be provided for in those debt securities, of all outstanding debt securities of the affected series to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the applicable Digene indenture, the holders of a majority in aggregate principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul the acceleration. An event of default described in (7) of the preceding paragraph will cause the principal amount and accrued interest, or any lesser amount as provided for in the affected debt securities, to become immediately due and payable without any declaration or other act by the trustee or any holder. (Section 5.2)

Each Digene indenture provides that, within 90 days after the occurrence of any event which is, or after notice or lapse of time or both would become, an event of default of the debt securities of any series, the trustee will transmit, in the manner set forth in the applicable Digene indenture, notice of the default to the holders of the debt securities of the applicable series unless the default has been cured or waived; provided, however, that the trustee may withhold notice if and so long as the Board of Directors, any duly authorized committee of the Board of Directors or a trust committee of directors and/or responsible officers of the trustee in good faith determine that the withholding of the notice is in the best interest of the holders of the debt securities of that series; and provided, further, that in the case of any default of the character described in (5) of the second preceding paragraph, notice to holders will not be given until at least 30 days after the default occurs. (Section 6.3)
If an event of default occurs and is continuing, the trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of the debt securities of the affected series by all appropriate judicial proceedings. (Section 5.3) Each Digene indenture provides that, subject to the duty of the trustee during any default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the related Digene indenture at the request or direction of any of the holders of any series of debt securities, unless the holders have offered to the trustee indemnity reasonably satisfactory to the trustee. (Section 6.2) Subject to the provisions for the indemnification of the trustee, and subject to applicable law and other provisions of the applicable Digene indenture, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, for the debt securities of that series. (Section 5.12)
Modification and waiver
By entering into a supplemental indenture or executing an amendment, we and the trustee may modify or amend a Digene indenture with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each affected series; provided, however, that no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	change the stated maturity of the principal of, or any premium or installment of interest on, or any additional amounts on, any such debt security,

•	reduce the principal amount of, or the rate, or modify the calculation of the rate, of interest on, or any additional amounts on, or any premium payable upon the redemption of, any such debt security,

•	change our obligation to pay additional amounts on any such debt security,

•	reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof or the amount thereof provable in bankruptcy,

•	change the redemption provisions of any such debt security or adversely affect the right of repayment at the option of any holder of any such debt security,

•	change the place of payment or the currency in which the principal of, any premium or interest on or any additional amounts on any such debt security is payable,

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any such debt security or, in the case of redemption, on or after the redemption date or, in the case of repayment at the option of any holder, on or after the repayment date,

•	reduce the percentage in principal amount of the outstanding debt securities, the consent of whose holders is required in order to take specific actions,

•	reduce the requirements for quorum or voting by holders of such debt securities in Section 15.4 of the applicable Digene indenture, modify any of the provisions in the applicable Digene indenture regarding the waiver of past defaults and the waiver of certain covenants by the holders of such debt securities except to increase any percentage vote required or to provide that other provisions of the related Digene indenture cannot be modified or waived without the consent of the holder of each debt security affected thereby,

•	make any change that adversely affects the right to convert or exchange any such debt security into or for our common stock or other debt securities or other securities, cash or property in accordance with its terms,

•	modify any of the provisions of the subordinated indenture relating to the subordination of the subordinated debt securities in a manner adverse to holders of the subordinated debt securities, or

•	modify any of the above provisions. (Section 9.2)
In addition, no supplemental indenture or amendment may directly or indirectly modify or eliminate the subordination provisions of the subordinated indenture in any manner which might terminate or impair the subordination of the subordinated debt securities to senior indebtedness without the prior written consent of the holders of the senior indebtedness. (Section 9.7 of the subordinated indenture)
By entering into a supplement to the applicable Digene indenture, we and the trustee may modify or amend a Digene indenture and the debt securities of any series without the consent of any holder in order to, among other things:

•	provide for our successor pursuant to a consolidation, amalgamation, merger or sale of assets,

•	add to our covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us by the applicable Digene indenture,

•	provide for a successor trustee for the debt securities of all or any series,

•	cure any ambiguity or correct or supplement any provision in the applicable Digene indenture which may be defective or inconsistent with any other provision, or to make any other provisions for matters or questions arising under the applicable Digene indenture which will not adversely affect the interests of the holders of debt securities of any series,

•	change the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of debt securities under the applicable Digene indenture,

•	add any additional events of default for any series of debt securities,

•	secure the debt securities,

•	provide for conversion or exchange rights of the holders of any series of debt securities, or

•	make any other change that does not materially adversely affect the interests of the holders of any debt securities then outstanding under the applicable Digene indenture. (Section 9.1)
The holders of at least a majority in aggregate principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive compliance by us with certain restrictive provisions of the applicable Digene indenture. (Section 10.6) The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default and its consequences under the applicable Digene indenture for debt securities of that series, except a default:

•	in the payment of principal of, any premium or interest on or any additional amounts on debt securities of that series, or

•	related to a covenant or provision of the applicable Digene indenture that cannot be modified or amended without the consent of the holder of each debt security of any series. (Section 5.13)
Under each Digene indenture, we are required to furnish the trustee an annual statement as to our performance of certain of our obligations under that Digene indenture and any default in that performance. We are also required to deliver to the trustee, within five days after any occurrence, written notice of any event of default or any event which after notice or lapse of time or both would constitute an event of default. (Section 10.7)
Discharge, defeasance and covenant defeasance
We may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by depositing with the trustee, in trust, funds in United States dollars or in the foreign currency in which the affected debt securities are payable in an amount sufficient to pay the entire indebtedness on the affected debt securities to the date of the deposit, if those debt securities have become due and payable, or to the maturity thereof, as the case may be. (Section 4.1)
Each Digene indenture provides that, unless the provisions of the indenture concerning defeasance and covenant defeasance are made inapplicable to debt securities of or within any series by a resolution of our Board of Directors or through an indenture supplement, we may elect either:

•	to defease and be discharged from any and all obligations under those debt securities, except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge on payments on the debt securities and other obligations to register the transfer or exchange of the debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency for debt securities and to hold moneys for payment in trust, or

•	to be released from our obligations under the affected debt securities under certain covenants, and any omission to comply with these obligations will not constitute a default or an event of default for those debt securities.
This defeasance or covenant defeasance, as the case may be, will be conditioned upon the irrevocable deposit by us with the trustee, in trust, of an amount in United States dollars or in the foreign currency in which the affected debt securities are payable at stated maturity, or government obligations (as defined below), or both, applicable to the affected debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, any premium and interest and any additional amounts on, the debt securities on the scheduled due dates. (Section 4.2)
This trust may only be established if, among other things:

•	the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the applicable Digene indenture or any other material agreement or instrument to which we are a party or by which we are bound,

•	no event of default or event which with notice or lapse of time or both would become an event of default of the debt securities to be defeased will have occurred and be continuing on the date of establishment of such trust and, in the case of defeasance only, at any time during the period ending on the 123rd day after that date, and

•	we have delivered to the trustee an opinion of counsel, as specified in the applicable Digene indenture, to the effect that the holders of the affected debt securities will not recognize income, gain or loss for United States Federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred, and the opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by us, a Revenue Ruling published by the Internal Revenue Service or a change in applicable United States Federal income tax law occurring after the date of the applicable Digene indenture. (Section 4.2)
When we use the term “foreign currency,” we mean any currency, currency unit or composite currency, including, without limitation, the euro, issued by the government of one or more countries other than the United States of America or by any recognized confederation or association of those governments. (Section 1.1)
When we use the term “government obligations,” we mean debt securities which are:
(1) direct obligations of the United States of America or the government or the governments which issued the foreign currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or
(2) obligations of a person or entity controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government or governments which issued the foreign currency in which the debt securities of that series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or other government or governments, which, in the case of clauses (1) and (2), are not callable or redeemable at the option of the issuer or issuers of it, and will also include a depository receipt issued by a bank or trust company as custodian for that government obligation or a specific payment of interest on or principal of or any other amount on any government obligation held by the custodian for the account of the holder of the depository receipt, provided that, except as required by law, the custodian is not authorized to make any deduction from the amount payable to the holder of the depository receipt from any amount received by the custodian on the government obligation or the specific payment of interest on or principal of or any other amount on the government obligation evidenced by that depository receipt. (Section 1.1)
If after we have deposited funds and/or government obligations to effect defeasance or covenant defeasance of the debt securities of any series,
(1) the holder of a debt security of that series is entitled to, and does, elect pursuant to Section 3.1 of the applicable Digene indenture or the terms of that debt security to receive payment in a currency other than that in which the deposit has been made for that debt security, or
(2) a conversion event occurs related to the Foreign Currency in which the deposit has been made;
the indebtedness represented by that debt security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, any premium and interest on, and any additional amounts on, that debt security as that debt security becomes due out of the proceeds yielded by converting the amount or other properties deposited for that debt security into the currency in which that debt security becomes payable as a result of that election or conversion event based on:

•	in the case of payments made under clause (1) above, the applicable market exchange rate for that currency in effect on the second business day prior to that payment date, or

•	as regards a conversion event, the applicable market exchange rate for that foreign currency in effect, as nearly as feasible, at the time of the conversion event. (Section 4.2)
When we use the term “conversion event,” we mean the cessation of use of:

•	a foreign currency both by the government of the country or countries which issued that foreign currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, or

•	any currency unit or composite currency for the purposes for which it was established.
All payments of principal of, any premium and interest, and any additional amounts, on any debt security that are payable in a foreign currency that ceases to be used by the government or governments of issuance will be made in U.S. dollars. (Sections 1.1 and 4.2)
In the event we effect covenant defeasance on any debt securities and those debt securities are declared due and payable because of the occurrence of any event of default other than an event of default related to any covenant as to which there has been covenant defeasance, the amount in the foreign currency in which those debt securities are payable, and government obligations on deposit with the trustee, will be sufficient to pay amounts due on those debt securities at the time of the stated maturity but may not be sufficient to pay amounts due on those debt securities at the time of the acceleration resulting from those event of default. However, we would remain liable to make payment of those amounts due at the time of acceleration.
Subordination of the subordinated debt securities
The subordinated debt securities will, to the extent set forth in the subordinated indenture, including any applicable indenture supplement, be subordinate in right of payment to the prior payment in full of all senior indebtedness. (Section 16.1 of the subordinated indenture). The extent of such subordination for any series of subordinated debt securities offered will be described in the related prospectus supplement. In the event of:

•	any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to us or to our creditors, as such, or to our assets, or

•	any voluntary or involuntary liquidation, dissolution or other winding up of ours, whether or not involving insolvency or bankruptcy, or any assignment for the benefit of creditors or any other marshalling of assets and liabilities of ours, then and in any of these events the holders of senior indebtedness will be entitled to receive payment in full of all amounts due or to become due on or in respect of all senior indebtedness, or provision will be made for this payment in cash, before the holders of the subordinated debt securities are entitled to receive or retain any payment on account of principal of, or any premium or interest, or any additional amounts, on subordinated debt securities, and to that end the holders of senior indebtedness will be entitled to receive, for application to the payment on these debt securities, any payment or distribution of any kind or character, whether in cash, property or securities, including any payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of ours being subordinated to the payment of subordinated debt securities, which may be payable or deliverable on subordinated debt securities in any case, proceeding, dissolution, liquidation or other winding up event. (Section 16.3 of the subordinated indenture)
By reason of this subordination, in the event of our liquidation or insolvency, holders of senior indebtedness and holders of our other obligations that are not subordinated to senior indebtedness may recover more, ratably, than the holders of subordinated debt securities.
Subject to the payment in full of all senior indebtedness, the rights of the holders of subordinated debt securities will be subrogated to the rights of the holders of senior indebtedness to receive payments or distributions of cash, property or securities applicable to the affected senior indebtedness until the principal of, any premium and interest, and any additional amounts, on subordinated debt securities have been paid in full. (Section 16.4 of the subordinated indenture)
No payment of principal, including redemption and sinking fund payments, of or any premium or interest on or any additional amounts on the subordinated debt securities may be made:

•	if any of our senior indebtedness is not paid when due and any applicable grace period relative to any default has ended and the default has not been cured or waived or ceased to exist, or

•	if the maturity of any of our senior indebtedness has been accelerated because of a default. (Section 16.2 of the subordinated indenture).
The subordinated indenture does not limit or prohibit us from incurring additional senior indebtedness, which may include indebtedness that is senior to subordinated debt securities, but subordinate to our other obligations. The senior debt securities will constitute senior indebtedness under the subordinated indenture.
When we use the term “senior indebtedness,” we mean all of our indebtedness outstanding at any time, except:

•	the subordinated debt securities,

•	indebtedness as to which, by the terms of the instrument creating or evidencing it, that indebtedness is subordinated to or ranks equally with the subordinated debt securities,

•	indebtedness of ours to an affiliate of ours,

•	interest accruing after the filing of a petition initiating any bankruptcy, insolvency or other similar proceeding unless that interest is an allowed claim enforceable against us in a proceeding under federal or state bankruptcy laws, and

•	trade accounts payable.
Senior indebtedness will continue to be senior indebtedness and be entitled to the benefits of the subordination provisions applicable to any subordinated debt securities irrespective of any amendment, modification or waiver of any term of that senior indebtedness. (Sections 1.1 and 16.8 of the subordinated indenture)
We currently have no issued and outstanding senior debt securities or subordinated debt securities. As of September 30, 2004, $772,485 of the outstanding indebtedness of us and our subsidiaries would have constituted senior indebtedness.
New York Law to govern
The Digene indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed wholly in that state. (Section 1.13)

Information concerning the trustee
We may from time to time borrow from, maintain deposit accounts with and conduct other banking transactions in the ordinary course of business with the trustee and its affiliates. The trustee is to be Wachovia Bank, National Association.
Under each Digene indenture, the trustee may be required to transmit annual reports to all holders regarding its eligibility and qualifications as trustee under the applicable Digene indenture and related matters. (Section 7.3)
The trustee shall have and be subject to all of the duties and responsibilities specified for an indenture trustee under the Trust Indenture Act. Subject to these provisions, the trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of senior notes, unless offered reasonable indemnity by the requesting holder against the costs, expenses and liabilities which might be incurred. The trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the trustee reasonably believes that repayment or adequate indemnity is not reasonably assured.

Selling stockholder
Armonk Partners, the Selling Stockholder, is our largest stockholder. The Selling Stockholder may sell up to 1,741,150 shares of our common stock from time to time in one or more offerings under this prospectus and a prospectus supplement. Evan Jones and Charles M. Fleischman are the general partners of the Selling Stockholder. Evan Jones is our Chief Executive Officer and the Chairman of our Board of Directors. Charles M. Fleischman is our President, Chief Operating Officer and Chief Financial Officer, and a director on our Board. We will not receive any of the proceeds from the sale of our common stock by Armonk Partners.
The prospectus supplement for any offering of common stock by the Selling Stockholder will include the following information:

•	the number of shares of common stock owned by the Selling Stockholder prior to the offering;

•	the number of shares of common stock to be offered by the Selling Stockholder;

•	the number of shares of common stock to be held by the Selling Stockholder after completion of the offering; and

•	the percent of our then-outstanding common stock to be owned by the Selling Stockholder after completion of the offering.
Currently, the Selling Stockholder owns 3,871,401 shares, or approximately 19.4%, of our outstanding common stock. If the Selling Stockholder were to offer the entire 1,741,150 shares of common stock that may be offered by it under this prospectus and a prospectus supplement, such sale would have the following impact on the Selling Stockholder’s holdings:

			Number of shares	Percentage of
	Number of shares		owned after	common stock owned
	owned before	Number of shares	completion of	after completion of
Name of selling stockholder	offering	offered for sale	offering	offering (1)

Armonk Partners	3,871,401	1,741,150	2,130,251	10.7%

(1)	Based on the number of outstanding shares of common stock of Digene Corporation on November 2, 2004. Such number of outstanding shares does not include any shares of common stock that may be offered and sold by Digene Corporation as contemplated by the registration statement of which this base prospectus is a part.

Plan of distribution
Digene
General
We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors;

•	through a combination of any of the above methods of sale; or

•	any other method permitted by law.
We will set forth in a prospectus supplement the terms of the offering of securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds that we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities being offered may be listed.
Agents
We may designate agents who agree to use their reasonable or best efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.
Underwriters
If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters may change from time to time any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming any underwriter the nature of any such relationship.
Underwriters, dealers, and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers, or agents and will describe their compensation. We may have agreements with the underwriters, dealers, and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers, and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

Direct sales
We may also sell securities directly to one or more purchasers without using underwriters, dealers or agents.
Trading markets and listing of securities
Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on the NASDAQ National Market. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.
Regulation M
We and any other person participating in a distribution of our securities will be subject to the Exchange Act. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of the securities by participants in a distribution. In addition, Regulation M restricts the ability of any person engaged in a distribution to engage in market-making activities for securities being distributed for a period of up to five business days before the distribution starts. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities in the securities. However, as described below, Regulation M permits certain stabilization activities and passive market-making.
Stabilization activities
In any firm commitment underwritten offering, any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.
Passive market making
Any underwriters who are qualified market makers on the NASDAQ National Market may engage in passive market making transactions in the securities on the NASDAQ National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offer or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market marker’s bid; however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Derivative transactions
We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).
Selling stockholder
General
The Selling Stockholder may sell the common stock being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors;

•	through a combination of any of the above methods of sale; or

•	any other method permitted by law.
The Selling Stockholder must pay all brokerage commissions and similar expenses relating to the sale of its shares. The Selling Stockholder may sell the shares on the NASDAQ National Market or otherwise, at market prices or negotiated prices. We will set forth in a prospectus supplement the terms of the offering of securities by the Selling Stockholder, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds that the Selling Stockholder will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from the Selling Stockholder;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation; and

•	any discounts or concessions allowed or reallowed or paid to dealers.
Agents
The Selling Stockholder may designate agents who agree to use their reasonable or best efforts to solicit purchases for the period of their appointment or to sell common stock on a continuing basis.
Underwriters
If the Selling Stockholder uses underwriters for a sale of common stock, the underwriters will acquire the common stock for their own account. The underwriters may resell the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement with the Selling Stockholder. The underwriters may change from time to time any discounts or concessions the underwriters allow or reallow or pay to dealers.
Underwriters, dealers, and agents that participate in the distribution of the common stock may be underwriters as defined in the Securities Act and any discounts or commissions they receive from the Selling Stockholder and any profit on their resale of the common stock may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers, or agents and will describe their compensation. The Selling Stockholder may have agreements with the underwriters, dealers, and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act.
Direct sales
The Selling Stockholder may also sell the common stock directly to one or more purchasers without using underwriters, dealers or agents.
Regulation M
The Selling Stockholder and any other person participating in a distribution of our securities will be subject to the Exchange Act. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of the securities by participants in a distribution. In addition, Regulation M restricts the ability of any person engaged in a distribution to engage in market-making activities for securities being distributed for a period of up to five business days before the distribution starts. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities in the securities. However, as described below, Regulation M permits certain stabilization activities.
Stabilization activities
In any firm commitment underwritten offering, any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.
Legal matters
Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania, will provide an opinion as to legal matters in connection with the securities that we may offer.
Experts
Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 30, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
Where you can find more information
We are a reporting company and file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy these reports, proxy statements, and other information at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC 20006.
Incorporation of documents by reference
The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2004;

•	our Proxy Statement on Schedule 14A filed with the SEC on September 23, 2004;

•	our Current Report on Form 8-K pursuant to Item 5 filed July 16, 2004;

•	our Current Report on Form 8-K pursuant to Item 1.01 filed October 14, 2004;

•	our Current Report on Form 8-K pursuant to Item 8.01 filed October 29, 2004;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 11, 1996.
Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to us at the address below.
Digene Corporation
Attention: Charles M. Fleischman
1201 Clopper Road
Gaithersburg, Maryland 20878
(301) 944-7000
www.digene.com

3,000,000 shares
Common stock
Prospectus supplement

JPMorgan	Thomas Weisel Partners LLC

Sole Book-Running Manager	Joint Lead Manager

Goldman, Sachs & Co.	SG Cowen & Co.
                    , 2005